UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF SEPTEMBER 2019

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

Euljiro 65(Euljiro2-ga), Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SEMI-ANNUAL BUSINESS REPORT

(From January 1, 2019 to June 30, 2019)

THIS IS A SUMMARY OF THE SEMI-ANNUAL BUSINESS REPORT ORIGINALLY PREPARED IN KOREAN WHICH IS IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SERVICES COMMISSION.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED FOR THE CONVENIENCE OF READERS.

ALL REFERENCES TO THE “COMPANY” SHALL MEAN SK TELECOM CO., LTD. AND, UNLESS THE CONTEXT OTHERWISE REQUIRES, ITS CONSOLIDATED SUBSIDIARIES. REFERENCES TO “SK TELECOM” SHALL MEAN SK TELECOM CO., LTD., BUT SHALL NOT INCLUDE ITS CONSOLIDATED SUBSIDIARIES.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A CONSOLIDATED BASIS IN ACCORDANCE WITH THE INTERNATIONAL FINANCIAL REPORTING STANDARDS ADOPTED FOR USE IN KOREA (“K-IFRS”) WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

I.	COMPANY OVERVIEW

1.     Company Overview

The Company’s semi-annual business report for the six months ended June 30, 2019 includes the following consolidated subsidiaries:

Name	Date of Establishment	Principal Business	Total Assets as of Dec. 31, 2018 (millions of Won)	Material Subsidiary*
SK Telink Co., Ltd.	Apr. 9, 1998	Telecommunication services and satellite broadcasting services	493,972	Material
SK M&Service Co., Ltd.	Feb. 10, 2000	Online information services	97,924	Material
SK Communications Co., Ltd.	Sept. 19, 1996	Internet portal and other Internet information services	79,646	Material
SK Broadband Co., Ltd.	Sept. 5, 1997	Fixed-line telecommunication services, multimedia and IPTV services	4,266,458	Material
Home & Service Co., Ltd.	June 5, 2017	Information and telecommunication network maintenance	87,159	Material
SK stoa Co., Ltd.	Dec. 1, 2017	Data broadcasting and commercial retail platform services	41,305
K-net Culture and Contents Venture Fund	Nov. 24, 2008	Investment partnership	147,691	Material
PS&Marketing Co., Ltd.	Apr. 3, 2009	Sale of telecommunication devices	432,699	Material
Service Ace Co., Ltd.	Jul. 1, 2010	Customer center management services	76,770	Material
Service Top Co., Ltd.	Jul. 1, 2010	Customer center management services	74,452
SK ons Co., Ltd. (formerly known as Network O&S Co., Ltd.)	Jul. 1, 2010	Network maintenance services	81,773	Material
SK Planet Co., Ltd.	Oct. 1, 2011	Telecommunication and platform services	753,630	Material
Dreamus Company (formerly known as Iriver Ltd.)	Jul. 12, 2000	Audio device manufacturing	200,063	Material
Iriver Enterprise Ltd.	Jan. 14, 2014	Management of Chinese subsidiary	37,835
Iriver Inc.	Feb. 15, 2007	North America marketing and sales	2,191
Iriver China Co., Ltd.	Jun. 24, 2004	Electronic device manufacturing	2,907
DongGuan Iriver Electronics Co., Ltd.	Jul. 6, 2006	Electronic device manufacturing	117
groovers Japan Co., Ltd.	Feb. 25, 2015	Contents and information distribution	1,086
Life Design Company Inc.	June 25, 2008	Japanese merchandise business	7,670
SK Telecom China Holdings Co., Ltd.	Jul. 12, 2007	Investment (holding company)	47,879
SK Global Healthcare Business Group, Ltd.	Sept. 14, 2012	Investment (SPC)	25,610
SK Planet Japan, K. K.	Mar. 14, 2012	Digital contents sourcing services	21,072
SKP GLOBAL HOLDINGS PTE, LTD.	Aug. 10, 2012	Investment (holding company)	329
SKT Americas, Inc.	Dec. 29, 1995	Information collection and management consulting services	31,392

Name	Date of Establishment	Principal Business	Total Assets as of Dec. 31, 2018 (millions of Won)	Material Subsidiary*
SKP America LLC	Jan. 27, 2012	Digital contents sourcing services	383,697	Material
YTK Investment Ltd.	Jul. 1, 2010	Investment	3,307
Atlas Investment	Jun. 24, 2011	Investment	87,447	Material
SK Telecom Innovation Fund, L.P.	Jan. 15, 2016	Investment	47,879
SK Telecom China Fund I L.P.	Sept. 14, 2011	Investment	19,896
Onestore Co., Ltd.	Mar. 1, 2016	Contents distribution	116,716	Material
SK telecom Japan Inc.	Mar. 1, 2018	Information collection and management consulting services	10,066
id Quantique Ltd.	Oct. 29, 2001	QRNG technology development	38,303
Eleven Street Co., Ltd.	Sept. 1, 2018	E-commerce and Internet-related services	1,045,946	Material
SK TELINK VIETNAM Co., Ltd.	Aug. 30, 2018	Sale of telecommunication devices	1,092
Quantum Innovation Fund I	Dec. 3, 2018	Investment	8,000
Life & Security Holdings Co., Ltd.	Mar. 21, 2014	Holding company	3,078,431	Material
ADT CAPS Co., Ltd.	Jan. 22, 1971	Unmanned security services	696,797	Material
CAPSTEC Co., Ltd.	Jan. 1, 2005	Manned security services	30,401
ADT SECURITY Co., Ltd.	Nov. 28, 2001	Sales and trade of anti-theft devices and surveillance devices	9,981
SK Infosec Co., Ltd.	Jun. 26, 2000	Information security services	183,896	Material
Id Quantique LLC	Jul. 27, 2018	Quantum information and communications services	1,177
FSK L&S Co., Ltd.	Oct. 20, 2016	Logistics consulting services	31,054
FSK L&S (Shanghai) Co., Ltd.	Jul. 29, 2010	International cargo transportation agent	19,744
SK Telecom TMT Investment Corp.	Jan. 4, 2019	Investment	—
Incross Co., Ltd.	Aug. 13, 2007	Advertising agency services	128,239
Infra Communications Co., Ltd.	Aug. 1, 2017	Operation of mobile services	1,229

*	Material Subsidiary means a subsidiary with total assets of Won 75 billion or more as of the end of the latest fiscal year.
ø	Total assets as of December 31, 2018 are not provided for subsidiaries established during the reporting period.
ø	S.M. Life Design Company Japan Inc. changed its name to Life Design Company Inc.
ø	On March 28, 2019, Iriver Ltd. changed its name to Dreamus Company at its general meeting of shareholders.

Changes in subsidiaries during the six months ended June 30, 2019 are set forth below.

Change	Name	Remarks
Additions	SK Telecom TMT Investment Corp.	Newly established by the Company

	FSK L&S Co., Ltd.	Control acquired by the Company

	FSK L&S (Shanghai) Co., Ltd.	Subsidiary of FSK L&S Co., Ltd.

	Incross Co., Ltd.	Newly acquired by the Company

	Infra Communications Co., Ltd.	Subsidiary of Incross Co., Ltd.
Exclusions	groovers Inc.	Merged into Dreamus Company (formerly known as Iriver Ltd.)
	Shopkick Management Company, Inc.	Disposed by the Company
	Shopkick, Inc.	Disposed by the Company

A.	Corporate Legal Business Name: SK Telecom Co., Ltd.

B.	Date of Incorporation: March 29, 1984

C.	Location of Headquarters

(1)	Address: 65 Euljiro, Jung-gu, Seoul, Korea

(2)	Phone: +82-2-6100-2114

(3)	Website: http://www.sktelecom.com

D.	Major Businesses

(1)	Wireless business

The Company provides wireless telecommunications services, characterized by its competitive strengths in handheld devices, affordable pricing, network coverage and an extensive contents library. The Company continues to maintain its reputation as the unparalleled premium network operator in the 2G, 3G and LTE markets on the basis of its technological leadership and network management technology. In addition, with the world’s first commercialization of 5G technology on April 3, 2019, the Company continues to maintain its position as the top network operator in the 5G era and strives to provide differentiated services to its customers. In particular, in order to expedite its customers’ realization of the benefits of 5G services, the Company is pursuing efficient coverage expansion in terms of services, key commercial districts, “Summer” and business-to-business (“B2B”).

In order to strengthen its sales channels, the Company has been offering a variety of fixed-line and wireless telecommunication convergence products through its subsidiary, PS&Marketing Co., Ltd. (“PS&Marketing”). PS&Marketing provides differentiated service to customers through the establishment of new sales channels and product development. Through its subsidiaries Service Ace Co., Ltd. and Service Top Co., Ltd., the Company operates customer service centers in Seoul and provides telemarketing services. Additionally, SK ons Co., Ltd. (“SK ons”), the Company’s subsidiary responsible for the operation of the Company’s 2G to 4G networks, as well as its 5G network, provides customers with quality network services and provides the Company with technological know-how in network operations.

The Company plans to increase its profitability by strengthening its retention policy, which is the fundamental basis of competitiveness for telecommunication companies in this data-intensive era. The Company will lead the information and communication technology (“ICT”) trend by providing products through which customers can have a distinctive experience and by providing innovative services to transition to service-based competition.

In addition to the mobile network operator (“MNO”) business, the Company is building next-generation growth businesses in Internet of Things (“IoT”) solutions, artificial intelligence (“AI”) and mobility. In July 2016, the Company deployed the world’s first low-cost Low Power Wide Area Network designed to support IoT devices based on LoRa technology. In September 2016, the Company launched NUGU, the first intelligent virtual assistant service launched in Korea with Korean language capabilities based on advanced voice recognition technologies. The Company plans to further utilize its big data analysis capabilities to achieve growth in new business areas such as AI.

(2)	Fixed-line business

SK Broadband Co., Ltd. (“SK Broadband”) is engaged in providing telecommunications, broadcasting and new media services and various other services that are permitted to be carried out by SK Broadband under relevant regulations, as well as business activities that are directly or indirectly related to providing those services. In 1999, SK Broadband launched its high-speed Internet service in Seoul, Busan, Incheon and Ulsan and currently provides such services nationwide. SK Broadband also commercialized its TV-Portal service in July 2006 and its IPTV service in January 2009 upon receipt of permit in September 2008. In April 2019, SK Broadband decided to establish a new company combining its over-the-top (“OTT”) service “oksusu” with POOQ, an OTT service alliance of Korea’s three terrestrial broadcasters. SK Broadband is focusing on strengthening the competitiveness of the combined OTT service through an increased investment in content and thereby developing it into a key service in the 5G era.

(3)	Commerce business

The Company is a leading player in the Korean e-commerce industry with 11st, an e-commerce platform service that connects various sellers and purchasers through its online and mobile platforms. In addition, the Company continues to expand its e-commerce businesses by providing differentiated shopping-related services covering shopping information, product search and purchases, relying on the strength of the Company’s core principles of innovation supported by its advanced technological capabilities, including AI-based commerce search technology and customized recommendations based on big data analysis. The Company seeks to continue evolving as a commerce portal by strengthening its high-margin product categories, such as fashion and beauty.

(4)	Other businesses

In the field of security business, the Company has completed its converged security business portfolio ranging from physical security to information security, including through the acquisitions of ADT CAPS Co., Ltd. (“ADT CAPS”) and SK Infosec Co., Ltd. (“SK Infosec”). Due to a growing number of single-person households and increasing awareness for crime prevention, the security industry has been growing steadily in recent years. New markets for physical security have also been developing as a result of integrating cutting-edge ICT, such as big data, IoT and AI, and bio-recognition technologies. The domestic market size of the physical security industry expanded from Won 3.6 trillion in 2012 to Won 5.5 trillion in 2017 (average annual growth rate of 8.7%), and is expected to grow to Won 7.9 trillion (average annual growth rate of 7.5%) in 2022. The Company plans to expand its security business into one of its major business areas by leveraging such industry growth and synergies with its other ICT-based businesses.

In the online-to-offline (“O2O”) area, the Company is a leading player and continues to expand its market power with OK Cashbag, Korea’s largest loyalty mileage program, SyrupWallet, which offers smart shopping services utilizing its network of business partners and information technology such as big data, and other related services such as Gifticon and 11Pay. The Company focuses on the mobile platform to connect various on- and offline commerce service platforms that provide various benefits and information at the right place and the right time to give consumers a pleasant and convenient shopping experience and retailers an integrated marketing solution to reach their target audience. The Company intends to continue its efforts to secure the market leading position in these markets.

In the location-based services business area, the Company provides real time traffic information and various local information through its T-Map Navigation service. In the digital contents business area, the Company provides high-quality digital contents in its leading mobile contents marketplace, Onestore.

The Company is also engaged in display advertising and search engine-based advertising and provides contents and other services. Display advertising provides exposure to the advertiser’s brand in the form of flash media, images or videos. Search engine-based advertising provides exposure through the search results of specific keywords entered in the NATE search engine, and is utilized mostly by small and medium-sized advertisers. The Company also derives revenue by providing contents and other services.

See “II.1. Business Overview” for more information.

E.	Credit Ratings

(1)	Corporate bonds and other long-term securities

Credit rating date	Subject of rating	Credit rating	Credit rating entity (Credit rating range)	Rating classification
October 26, 2015	Corporate bond	AAA (Stable)	Korea Ratings	Current rating
October 26, 2015	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Current rating
October 26, 2015	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Current rating
February 19, 2016	Corporate bond	AAA (Stable)	Korea Ratings	Current rating
February 19, 2016	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Current rating
February 19, 2016	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Current rating
April 27, 2016	Corporate bond	AAA (Stable)	Korea Ratings	Regular rating
May 11, 2016	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Regular rating
May 12, 2016	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Regular rating
May 19, 2016	Corporate bond	AAA (Stable)	Korea Ratings	Current rating
May 20, 2016	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Current rating
May 20, 2016	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Current rating
April 12, 2017	Corporate bond	AAA (Stable)	Korea Ratings	Regular rating
April 12, 2017	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Regular rating
April 12, 2017	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Regular rating
April 12, 2017	Corporate bond	AAA (Stable)	Korea Ratings	Current rating
April 12, 2017	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Current rating
April 12, 2017	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Current rating
October 30, 2017	Corporate bond	AAA (Stable)	Korea Ratings	Current rating
October 30, 2017	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Current rating
October 30, 2017	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Current rating
February 5, 2018	Corporate bond	AAA (Stable)	Korea Ratings	Current rating
February 5, 2018	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Current rating
February 6, 2018	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Current rating
April 10, 2018	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Regular rating
April 11, 2018	Corporate bond	AAA (Stable)	Korea Ratings	Regular rating
April 16, 2018	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Regular rating
May 29, 2018	Hybrid securities	AA+ (Stable)	Korea Ratings	Current rating
August 31, 2018	Corporate bond	AAA (Stable)	Korea Ratings	Current rating
August 31, 2018	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Current rating
August 31, 2018	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Current rating
February 20, 2019	Corporate bond	AAA (Stable)	Korea Ratings	Current rating
February 20, 2019	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Current rating
February 20, 2019	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Current rating
May 31, 2019	Corporate bond	AAA (Stable)	Korea Ratings	Regular rating
June 4, 2019	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Regular rating
June 18, 2019	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Regular rating
July 15, 2019	Corporate bond	AAA (Stable)	Korea Ratings	Current rating
July 15, 2019	Corporate bond	AAA (Stable)	Korea Investors Service, Inc.	Current rating
July 15, 2019	Corporate bond	AAA (Stable)	NICE Investors Service, Co., Ltd.	Current rating

*

Rating definition: “AAA” - The certainty of principal and interest payment is at the highest level with extremely low investment risk and is stable such that it will not be influenced by reasonably foreseeable changes in external factors.

*	Rating definition: “AA” - The certainty of principal and interest payment is extremely high with very low investment risk, but has slightly inferior factors compared to “AAA” rating.

(2)	Commercial paper (“CP”) and short-term bonds

Credit rating date	Subject of rating	Credit rating	Credit rating entity (Credit rating range)	Rating classification
October 26, 2015	CP	A1	Korea Ratings	Regular rating
October 26, 2015	CP	A1	Korea Investors Service, Inc.	Regular rating
October 26, 2015	CP	A1	NICE Investors Service Co., Ltd.	Regular rating
January 19, 2016	Short-term bond	A1	Korea Ratings	Current rating
January 19, 2016	Short-term bond	A1	Korea Investors Service, Inc.	Current rating
January 19, 2016	Short-term bond	A1	NICE Investors Service Co., Ltd.	Current rating
April 27, 2016	CP	A1	Korea Ratings	Current rating
April 27, 2016	Short-term bond	A1	Korea Ratings	Current rating
May 11, 2016	CP	A1	Korea Investors Service, Inc.	Current rating
May 11, 2016	Short-term bond	A1	Korea Investors Service, Inc.	Current rating
May 12, 2016	CP	A1	NICE Investors Service Co., Ltd.	Current rating
May 12, 2016	Short-term bond	A1	NICE Investors Service Co., Ltd.	Current rating
October 26, 2016	CP	A1	Korea Ratings	Regular rating
October 26, 2016	Short-term bond	A1	NICE Investors Service Co., Ltd.	Regular rating
October 26, 2016	CP	A1	NICE Investors Service Co., Ltd.	Regular rating
October 26, 2016	Short-term bond	A1	Korea Ratings	Regular rating
November 3, 2016	CP	A1	Korea Investors Service, Inc.	Regular rating
November 3, 2016	Short-term bond	A1	Korea Investors Service, Inc.	Regular rating
April 12, 2017	CP	A1	Korea Ratings	Current rating
April 12, 2017	CP	A1	Korea Investors Service, Inc.	Current rating
April 12, 2017	CP	A1	NICE Investors Service Co., Ltd.	Current rating
April 12, 2017	Short-term bond	A1	Korea Ratings	Current rating
April 12, 2017	Short-term bond	A1	Korea Investors Service, Inc.	Current rating
April 12, 2017	Short-term bond	A1	NICE Investors Service Co., Ltd.	Current rating
October 30, 2017	CP	A1	Korea Ratings	Regular rating
October 30, 2017	CP	A1	Korea Investors Service, Inc.	Regular rating
October 30, 2017	CP	A1	NICE Investors Service Co., Ltd.	Regular rating
October 30, 2017	Short-term bond	A1	Korea Ratings	Regular rating
October 30, 2017	Short-term bond	A1	Korea Investors Service, Inc.	Regular rating
October 30, 2017	Short-term bond	A1	NICE Investors Service Co., Ltd.	Regular rating
April 10, 2018	CP	A1	Korea Investors Service, Inc.	Current rating
April 10, 2018	Short-term bond	A1	Korea Investors Service, Inc.	Current rating
April 11, 2018	CP	A1	Korea Ratings	Current rating
April 11, 2018	Short-term bond	A1	Korea Ratings	Current rating
April 16, 2018	CP	A1	NICE Investors Service Co., Ltd.	Current rating
April 16, 2018	Short-term bond	A1	NICE Investors Service Co., Ltd.	Current rating
August 31, 2018	CP	A1	Korea Ratings	Regular rating
August 31, 2018	CP	A1	Korea Investors Service, Inc.	Regular rating
August 31, 2018	CP	A1	NICE Investors Service Co., Ltd.	Regular rating
August 31, 2018	Short-term bond	A1	Korea Ratings	Regular rating
August 31, 2018	Short-term bond	A1	Korea Investors Service, Inc.	Regular rating
August 31, 2018	Short-term bond	A1	NICE Investors Service Co., Ltd.	Regular rating
May 31, 2019	CP	A1	Korea Ratings	Current rating
May 31, 2019	Short-term bond	A1	Korea Ratings	Current rating
June 4, 2019	CP	A1	NICE Investors Service Co., Ltd.	Current rating
June 4, 2019	Short-term bond	A1	NICE Investors Service Co., Ltd.	Current rating
June 18, 2019	CP	A1	Korea Investors Service, Inc.	Current rating
June 18, 2019	Short-term bond	A1	Korea Investors Service, Inc.	Current rating

*

Rating definition: “A1” - Timely repayment capability is at the highest level with extremely low investment risk and is stable such that it will not be influenced by reasonably foreseeable changes in external factors.

(3)	International credit ratings

Date of credit rating	Subject of rating	Credit rating of securities	Credit rating agency	Rating type
October 27, 2015	Bonds denominated in foreign currency	A- (Stable)	Fitch Ratings	Regular rating
November 3, 2015	Bonds denominated in foreign currency	A- (Stable)	S&P Global Ratings	Regular rating
November 4, 2015	Bonds denominated in foreign currency	A3 (Stable)	Moody’s Investors Service	Regular rating
March 30, 2016	Bonds denominated in foreign currency	A- (Stable)	S&P Global Ratings	Regular rating
July 20, 2016	Bonds denominated in foreign currency	A- (Stable)	S&P Global Ratings	Regular rating
October 24, 2016	Bonds denominated in foreign currency	A- (Stable)	Fitch Ratings	Regular rating
October 23, 2017	Bonds denominated in foreign currency	A- (Stable)	Fitch Ratings	Regular rating
April 8, 2018	Bonds denominated in foreign currency	A- (Stable)	S&P Global Ratings	Current rating
April 9, 2018	Bonds denominated in foreign currency	A3 (Stable)	Moody’s Investors Service	Current rating
May 8, 2018	Bonds denominated in foreign currency	A- (Stable)	S&P Global Ratings	Regular rating
May 10, 2018	Bonds denominated in foreign currency	A3 (Negative)	Moody’s Investors Service	Regular rating
October 15, 2018	Bonds denominated in foreign currency	A- (Negative)	Fitch Ratings	Regular rating
March 6, 2019	Bonds denominated in foreign currency	A- (Negative)	S&P Global Ratings	Regular rating
May 30, 2019	Bonds denominated in foreign currency	A3 (Negative)	Moody’s Investors Service	Regular rating

(4)	Listing (registration or designation) of Company’s shares and special listing status

Listing (registration or designation) of stock	Date of listing (registration or designation)	Special listing	Special listing and applicable regulations
KOSPI Market of Korea Exchange	November 7, 1989	Not applicable	Not applicable

2.     Company History

June 2015: Comprehensive exchange of shares of SK Broadband

April 2016: The spin-off and merger of the location-based services business and the mobile phone verification services business of SK Planet Co., Ltd. (“SK Planet”)

December 2017: Comprehensive exchange of shares of SK Telink Co., Ltd. (“SK Telink”)

December 2018: Comprehensive exchange of shares of SK Infosec

A.	Location of Headquarters

•	22 Dohwa-dong, Mapo-gu, Seoul (July 11, 1988)

•	16-49 Hangang-ro 3-ga, Yongsan-gu, Seoul (November 19, 1991)

•	267 Namdaemun-ro 5-ga, Jung-gu, Seoul (June 14, 1995)

•	99 Seorin-dong, Jongro-gu, Seoul (December 20, 1999)

•	65 Euljiro, Jung-gu, Seoul (December 13, 2004)

B.	Significant Changes in Management

At the 30th General Meeting of Shareholders held on March 21, 2014, Jae Hoon Lee was elected as an independent director and Jae Hyeon Ahn was elected as an independent director and member of the audit committee of the Company’s board of directors (the “Board of Directors”). At the 31st General Meeting of Shareholders held on March 20, 2015, Dong Hyun Jang was elected as an inside director. At the 32nd General Meeting of Shareholders held on March 18, 2016, Dae Sik Cho was re-elected as an inside director and Dae Shick Oh was re-elected as an independent director and member of the audit committee of the Board of Directors. At the 33rd General Meeting of Shareholders held on March 24, 2017, Jung Ho Park was elected as an inside director and Dae Sik Cho was elected as a non-executive director. Jae Hoon Lee and Jae Hyeon Ahn were re-elected as independent directors and members of the audit committee and Jung Ho Ahn was elected as an independent director. At the 34th General Meeting of Shareholders held on March 21, 2018, Young Sang Ryu was elected as an inside director and Youngmin Yoon was elected as an independent director and member of the audit committee of the Board of Directors. At the 35th General Meeting of Shareholders held on March 26, 2019, Seok-Dong Kim was elected as an independent director and member of the audit committee of the Board of Directors.

C.	Change in Company Name

On March 23, 2012, SK hynix Inc. (“SK Hynix”), which became a subsidiary in February 2012, changed its name to SK hynix Inc. from Hynix Semiconductor Inc. in accordance with a resolution at its general meeting of shareholders.

On January 2, 2017, SK M&Service Co., Ltd. (“SK M&Service”), one of the Company’s subsidiaries, changed its name to SK M&Service Co., Ltd. from M&Service Co., Ltd. in accordance with a resolution at its general meeting of shareholders on December 26, 2016.

On October 23, 2018, Life & Security Holdings Co., Ltd. (“Life & Security Holdings”), one of the Company’s subsidiaries, changed its name to Life & Security Holdings Co., Ltd., from Siren Holdings Korea Co., Ltd., in accordance with a resolution at its extraordinary meeting of shareholders.

On March 28, 2019, Iriver Ltd., one of the Company’s subsidiaries, changed its name to Dreamus Company in accordance with a resolution at its general meeting of shareholders.

D.	Mergers, Acquisitions and Restructuring

(1) Acquisition of shares of PS&Marketing

On February 20, 2014, the Board of Directors resolved to invest an additional Won 100 billion (20 million common shares) into PS&Marketing, an affiliated company, in order to increase its mid-to long-term competitiveness in distribution. The date of investment was April 2, 2014, and the cumulative investment amount totaled Won 330 billion.

(2) Disposition of shares of iHQ Inc.

On March 10, 2014, the Company disposed of 3,790,000 shares (its 9.4% equity share) of iHQ Inc. to rebalance its investment portfolio.

(3) Acquisition of shares of NSOK Co., Ltd. (“NSOK”) (formerly, Neosnetworks Co., Ltd.)

In order to acquire a new growth engine, the Company acquired a controlling stake in NSOK, a building security company, with the purchase of 31,310 shares (a 66.7% equity interest) of NSOK on April 2, 2014. The Company acquired an additional 50,377 shares in NSOK in April 2015 through a rights offering, resulting in an increase of its ownership to 83.9%.

(4) Acquisition of shares of Iriver

On August 13, 2014, the Company purchased 10,241,722 shares (a 39.3% equity interest) of Iriver Ltd. (“Iriver”) from Vogo-Rio Investment Holdings Co., Ltd. and KGF-Rio Limited in order to foster application development and smartphone accessories as part of the Company’s growth engines. The Company holds a 48.9% equity interest of Iriver by acquiring additional shares in its rights offering. The Company does not hold a majority of the voting rights of Iriver but the Company has concluded that it has effective control, as it holds significantly more voting rights than any other shareholder or any organized group of shareholders.

(5) Acquisition of shares of Shopkick, Inc. (“Shopkick”)

On October 10, 2014, SK Planet America LLC (“SKP America”), a subsidiary of the Company, acquired (through its 95.2%-owned subsidiary Shopkick Management Company, Inc. (“SMC”)) a 100.0% ownership interest in Shopkick, a developer of a shopping app for mobile devices that provides benefits to customers for visiting stores, in order to penetrate the mobile commerce market in the United States. In the first half of 2016, SKP America acquired all remaining shares of SMC.

(6) Disposition of Shenzen E-Eye shares

In 2014, the Company entered into an agreement to dispose of its equity interest in Shenzen E-eye in order to focus its business portfolio on high-growth business areas in the Chinese ICT market. The sale was completed on March 23, 2015.

(7) Disposition of a portion of KEB Hana Card shares

On April 3, 2015, the Company sold 27,725,264 shares (10.4% out of the 25.4% equity interest the Company held prior to the sale) of KEB Hana Card Co., Ltd. to Hana Financial Group in cash. With the proceeds of such sale (Won 180 billion), the Company acquired equity interests in Hana Financial Group on April 17, 2015 through participation in a rights offering by Hana Financial Group. The Company plans to maintain its strategic alliance and pursue opportunities to create synergies with, Hana Financial Group.

(8) Comprehensive share exchange of SK Broadband

On March 20, 2015, the Board of Directors resolved to approve a share exchange transaction through which the Company acquired all of the shares of SK Broadband that it did not otherwise own in exchange for its treasury shares such that SK Broadband became a wholly-owned subsidiary of the Company.

•	Share exchange ratio: Shareholders of one common share of SK Broadband were allotted 0.0168936 common shares of SK Telecom

•	Shares exchanged: 2,471,883 registered common shares of SK Telecom

•	Date of share exchange agreement: March 23, 2015

•	Record date: April 6, 2015

•	Announcement date for the proceeding of the share exchange as a small-scale share swap: April 6, 2015

•	Meeting of the Board of Directors for approval of the share exchange: May 6, 2015

•	Date of the share exchange: June 9, 2015

(9) Establishment of Entrix Co., Ltd. (“Entrix”)

In July 2015, SK Planet spun off its cloud streaming division and established Entrix. The Company exchanged 1,300,000 shares of SK Planet for 1,300,000 shares of Entrix at the time of the spin-off and later acquired an additional 2,857,000 shares by participating in the recapitalization.

(10) Additional capital raise by NanoEnTek Inc.

In 2015, the Company acquired 1,090,155 shares through the additional capital raise by NanoEnTek Inc.

(11) Reclassification of Packet One Networks’ accounts

In 2015, the Company reclassified its investments in Packet One from investments in associates and joint ventures to assets classified as held for sale as the Company no longer had significant control over Packet One. The difference between the book value and the fair value of Won 37.4 billion at the time of reclassification was recognized as impairment loss.

(12) Acquisition of shares of SK Communications Co., Ltd. (“SK Communications”)

On October 1, 2015, the Company became the largest shareholder of SK Communications with a 64.54% equity interest through dividends in kind from SK Planet of 26,523,815 shares and the purchase of 1,506,130 shares over-the-counter.

(13) Acquisition of shares of CJ HelloVision Co., Ltd. (“CJ HelloVision”)

On November 2, 2015, the Board of Directors resolved to approve the acquisition of CJ HelloVision’s shares from CJ O Shopping Co., Ltd. (“CJ O Shopping”) and on the same day, entered into a share purchase agreement with CJ O Shopping. In addition, on November 2, 2015, SK Broadband’s board of directors resolved to approve the merger of SK Broadband with CJ HelloVision and on the same day, entered into a merger agreement with CJ HelloVision and the closing of the merger was conditioned upon receipt of regulatory approval from relevant authorities. On July 25, 2016, the Company notified CJ O Shopping of the termination of the share purchase agreement and SK Broadband notified CJ HelloVision of the termination of the merger agreement, as the Korea Fair Trade Commission on July 18, 2016 denied approval of the proposed merger, which was a closing condition to the consummation of the merger.

(14) Tender offer of shares of CJ HelloVision

From November 2, 2015 to November 23, 2015, the Company purchased 6,671,933 shares of CJ HelloVision in a tender offer for up to 10,000,000 shares, paying Won 12,000 per share. Through this tender offer, the Company acquired an 8.61% equity interest in CJ HelloVision.

(15) Establishment of SK TechX Co., Ltd. and Onestore

In March 2016, SK Planet spun off its platform business and T Store business and established SK TechX Co., Ltd. (“SK TechX”) and Onestore. The Company exchanged 12,323,905 shares of SK Planet for 6,323,905 shares of SK TechX and 6,000,000 shares of Onestore at the time of the spin-off. The Company later acquired an additional 4,409,600 shares of Onestore at a purchase price of Won 22 billion by participating in the follow-on rights offering. The Company did not participate in the subsequent follow-on rights offering and as of June 30, 2019, the Company had a 65.5% interest in Onestore.

(16) Spin-off and merger of SK Planet’s location-based services business and mobile phone verification services business

Through the merger of SK Planet’s location-based services business and mobile phone verification services business into SK Telecom, the Company seeks to provide a solid base for continued growth, especially in the next generation platform business, and SK Planet plans to further concentrate its resources on its commerce business. The spin-off and merger was effective as of April 5, 2016 and was registered as of April 7, 2016. SK Planet is a wholly-owned subsidiary of the Company, and as the Company did not issue any new shares in connection with the merger, there was no change in the share ownership of the Company.

(17) Establishment of Hana-SK Fintech Corporation

In order to provide an everyday finance platform, the Company entered into a joint venture agreement with Hana Financial Group, in accordance with the resolution of the Board of Directors on July 28, 2016. Combining the Company’s leading mobile technology and big data analysis capabilities with Hana Financial Group’s financial service, Hana-SK Fintech Corporation plans to provide innovative mobile financial services such as mobile asset management, easy payment and overseas wire transfer services. SK Telecom holds a 49% equity stake in the joint venture, and Hana Financial Group holds the remaining 51%. Service of the everyday finance platform Finnq officially launched in the third quarter of 2017.

(18) Capital contribution of shares of NSOK for new shares of SK Telink

On October 25, 2016, the Company made a capital contribution of all shares of NSOK owned by the Company to SK Telink in exchange for 219,967 newly issued shares of SK Telink, which resulted in an increase of the Company’s equity interest in SK Telink to 85.86%.

(19) Acquisition of shares of SM Mobile Communications

In October 2016, the Company transferred the media platform businesses Hotzil and 5Ducks to SM Mobile Communications in exchange for 1,200,000 shares of SM Mobile Communications. As a result, the Company owned a 46.2% equity interest in SM Mobile Communications as of June 30, 2019.

(20) Exchange of shares of SK Communications

On November 24, 2016, the Board of Directors resolved to approve the payment of cash consideration in lieu of the issuance of shares of the Company in a comprehensive exchange of shares of SK Communications. The amount of cash consideration was based on a share exchange ratio of one common share of the Company to 0.0125970 common share of SK Communications. In February 2017, SK Communications became a wholly-owned subsidiary of the Company.

(21) Acquisition of shares of Iriver

The Company acquired 4,699,248 shares of Iriver at a purchase price of Won 5,320 in connection with a capital contribution. The Company’s equity interest in Iriver following the acquisition is 45.9%. See “Report on Important Business Matters (Decision on Capital Increase)” filed on July 17, 2017 by Iriver for more information.

(22) Acquisition of newly issued shares of SK China Company Limited (“SK China”)

On July 28, 2017, the Company acquired newly issued shares of SK China to find investment opportunities in ICT and other promising areas of growth in China. In exchange for newly issued shares of SK China, the Company contributed its full equity interest in each of SKY Property Management Limited (“SKY”) and SK Industrial Development China Co., Ltd. (“SK IDC”) as well as cash, equal to the following amounts: 1) SKY stock: USD 276,443,440.64, 2) SK IDC stock: USD 108,072,007.67 and 3) Cash: USD 100,000,000.00. As a result of the acquisition, the Company holds 10,928,921 shares and a 27.27% of equity interest in SK China. See “Report on Decision on Acquisition of SK China Shares” filed by the Company on July 28, 2017 for more information about this transaction.

(23) Exchange of shares of SK Telink

On September 28, 2017, the Company disclosed a resolution approving the payment of cash consideration in lieu of the issuance of shares of SK Telecom in an exchange of shares of SK Telink. The amount of cash consideration was based on a share exchange ratio of 1:1.0687714. The exchange was completed on December 14, 2017, upon which exchange SK Telink became a wholly-owned subsidiary of the Company.

(24) Acquisition of shares of FSK L&S Co., Ltd.

On February 6, 2016, the Company acquired 2,415,750 shares of FSK L&S Co., Ltd. at a purchase price of Won 17.8 billion from SK Holdings Co., Ltd. (“SK Holdings”) to utilize its logistics sharing infrastructure with its counterparties and pursue new business opportunities. As a result of the acquisition, the Company had a 60% equity interest in FSK L&S Co., Ltd.

(25) Acquisition of shares of id Quantique SA

In order to increase the value of the Company by enhancing its position as the top MNO through utilizing quantum cryptography and by generating returns from its global business, the Company acquired an additional 41,157,506 shares of id Quantique SA on April 30, 2018. As a result, the Company owns a total of 58.1% of the issued and outstanding shares (44,157,506 shares), and has acquired control, of id Quantique SA.

(26) Acquisition of shares of Siren Holdings Korea Co., Ltd.

The Company acquired shares of Siren Holdings Korea Co., Ltd. (“SHK”), which wholly owns ADT CAPS, in order to strengthen its security business and expand its residential customer base. See “Report on Decision on Acquisition of Shares of Siren Holdings Korea Co., Ltd.” filed on May 8, 2018 for more information.

*

Siren Investments Korea Co., Ltd. merged with and into SHK with SHK as the surviving entity, following which CAPSTEC Co., Ltd. and ADT Security Co., Ltd., which were subsidiaries of ADT CAPS, became subsidiaries of SHK.

*	SHK changed its name to Life & Security Holdings Co., Ltd. in accordance with a resolution at its extraordinary meeting of shareholders on October 23, 2018.

(27) Capital increase of Iriver

On July 26, 2018, the board of directors of Iriver, a subsidiary of the Company, resolved to approve a capital increase of Won 70,000 million through third-party allotment and subsequently issued 7,990,867 common shares. The Company participated in the capital increase and paid Won 65,000 million to subscribe 7,420,091 common shares of Iriver on August 10, 2018, resulting in an increase of the Company’s ownership interest from 45.9% to 53.7%.

(28) Exchange of shares of SK Infosec

On October 26, 2018, the Company announced the decision of the Board of Directors to approve the comprehensive exchange of shares of SK Infosec for shares of the Company. The share exchange ratio was one common share of the Company to 0.0997678 common share of SK Infosec. The share exchange was completed on December 27, 2018, upon which SK Infosec became a wholly-owned subsidiary of the Company.

(29) Acquisition of shares of SK stoa Co., Ltd. (“SK Stoa”)

On April 25, 2019, the Board of Directors resolved to acquire the 100% equity interest in SK Stoa owned by SK Broadband, a subsidiary of the Company, in order to expand its T-commerce business and maximize synergies with other ICT businesses of the Company. The Company will acquire 3,631,355 shares of SK Stoa, representing the number of outstanding shares upon the completion of a contribution-in-kind by SK Broadband approved by its board of directors on April 24, 2019. The transaction is subject to governmental approvals as a closing condition, and the particulars of the transaction may change due to approval procedures and applicable laws.

(30) Acquisition of shares of Tbroad Nowon Broadcasting Co., Ltd. (“Tbroad Nowon”)

On April 26, 2019, the Board of Directors resolved to acquire shares of Tbroad Nowon to enhance the Company’s competitiveness in the media business pursuant to a share purchase agreement with Tbroad Nowon’s largest shareholder, Tbroad Co., Ltd. (“Tbroad”). The Company will acquire a 55.00% equity interest, or 627,000 shares, of Tbroad Nowon at a purchase price of Won 10.4 billion. The acquisition is scheduled to be completed on November 7, 2019. The transaction is subject to governmental approvals as a closing condition, and the particulars of the transaction may change due to approval procedures and applicable laws. The transaction may also be terminated by written consent by the parties or for cause pursuant to the terms of the share purchase agreement. See the report on “Decision on Acquisition of Tbroad Nowon” filed by the Company on April 26, 2019 for more information.

(31) Disposal of shares of SMC and Shopkick

On June 11, 2019, SKP America, a subsidiary of the Company, disposed of its 100% equity interest in SMC and SMC’s wholly-owned subsidiary Shopkick.

(32) Acquisition of shares of Incross Co., Ltd. (“Incross”)

On June 28, 2019, the Company acquired 2,786,455 shares of Incross in order to strengthen its digital advertising business. The Company’s equity interest in Incross following the acquisition is 34.6%. See the report on “Decision on Acquisition of Shares of Incross” filed by the Company on April 11, 2019, as amended on June 3, 2019 for more information.

(33) Capital increase of Content Alliance Platform Inc. (“Content Alliance Platform”)

The Company participated in a capital increase by Content Alliance Platform in the amount of Won 90 billion through third-party allotment in order to provide innovative media services and contents to customers and to enhance its competitiveness as a differentiated mobile OTT platform. The scheduled payment date is September 18, 2019. See the report on “Participation in Capital Increase by Content Alliance Platform” filed by the Company on April 5, 2019, as amended on June 28, 2019.

[SK Broadband]

(1) Share Exchange

On March 20, 2015, the board of directors of SK Broadband resolved to approve the comprehensive exchange of shares of SK Broadband for shares of the Company. The share exchange was approved at the extraordinary meeting of shareholders held on May 6, 2015. Subsequent to the share exchange, the Company became the parent company of SK Broadband with 100% ownership and remained a listed corporation on the KRX KOSPI Market, and SK Broadband became a wholly-owned subsidiary of the Company and was delisted from the KRX KOSDAQ Market. There was no change in the share ownership interest of the Company’s existing shareholders or the Company’s management in connection with the Share Exchange.

(2) Merger among Subsidiaries and Affiliates

On July 29, 2015, the board of directors of SK Broadband approved the acquisition of SK Planet’s Hoppin business through a spin-off and subsequent merger transaction pursuant to Article 530-2 of the Korean Commercial Code, with both SK Broadband and SK Planet remaining as existing companies. The spin-off and subsequent merger were effective as of September 1, 2015, and on the same day, SK Broadband issued 2,501,125 new common shares resulting from the merger, allotting 0.0349186 common shares of SK Broadband per one common share of SK Planet to SK Telecom, SK Planet’s sole shareholder.

(3) Merger with CJ HelloVision

On November 2, 2015, SK Broadband’s board of directors resolved to approve the merger of SK Broadband with CJ HelloVision such that CJ HelloVision would be the surviving entity and SK Broadband would be the non-surviving entity.

The largest shareholder of the merged entity would be SK Telecom with an equity interest of 78.35%. On February 26, 2016, the entry into the merger agreement was resolved as proposed by SK Broadband’s shareholders.

On July 25, 2016, SK Broadband notified CJ HelloVision of the termination of the merger agreement, as the Korea Fair Trade Commission on July 18, 2016 denied approval of the proposed merger, which was a closing condition to the consummation of the merger. On July 27, 2016, SK Broadband’s board of directors resolved to terminate the merger agreement as proposed. Subsequently, the merger agreement is no longer effective and all procedures related to the merger, including the issuance of new shares, were terminated.

(4) Establishment of a subsidiary

On May 23, 2017, SK Broadband’s board of directors resolved to approve the establishment of a subsidiary. On June 5, 2017, SK Broadband established Home & Service Co., Ltd. (“Home & Service”), a subsidiary responsible for the management of customer service operations, in order to enhance SK Broadband’s competitiveness by strengthening its customer service and strategically developing its home Value Delivery channel and to create quality jobs. Home & Service was incorporated by SK Broadband under the Korean Commercial Code. The subsidiary was capitalized at Won 46 billion (9,200,000 shares with par value of Won 5,000 per share), and SK Broadband holds a 100% equity interest. The Korea Fair Trade Commission approved the subsidiary’s incorporation as an SK affiliate on July 1, 2017, from which arises a duty to report to the Fair Trade Commission.

(5) Spin-off

On August 16, 2017, SK Broadband’s board of directors resolved to approve the spin-off of its T-commerce subsidiary to enhance the competitiveness and managerial efficiency of its T-commerce business (data broadcasting and commercial retail platform service through TV home shopping channels) through a spin-off and subsequent establishment of a subsidiary pursuant to Article 530-2 and 530-12 of the Korean Commercial Code, with both companies from the simple vertical spin-off remaining as existing companies. The spin-off was effective as of December 1, 2017, and the subsidiary was capitalized at Won 15 billion (3,000,000 shares with par value of Won 5,000 per share), with SK Broadband holding a 100% equity interest. The Korea Fair Trade Commission approved the subsidiary’s incorporation as an SK affiliate on January 1, 2018, from which arises a duty to report to the Fair Trade Commission.

(6) Transfer of business

On April 5, 2019, SK Broadband’s board of directors resolved to approve an agreement for the transfer of its OTT service, oksusu, to Content Alliance Platform (POOQ), a joint venture among KBS, MBC and SBS, in an effort to lead the Korean market and expand globally as a Korean OTT service operator by combining the capabilities of telecommunications and broadcasting companies. The transaction is subject to governmental approvals as a closing condition, and the particulars of the transaction may change due to approval procedures and applicable laws.

(7) Transfer of subsidiary shares

On April 24, 2019, SK Broadband’s board of directors approved the transfer of its 100% equity interest (3,631,355 shares) in SK Stoa, a subsidiary of SK Broadband, to SK Telecom in order to further expand the Company’s T-commerce business and enhance synergies with other ICT businesses of the Company. The number of shares to be transferred refers to the number of shares that would be outstanding upon the completion of an in-kind contribution by SK Broadband of studio and broadcasting equipment to SK Stoa in exchange for newly-issued shares of SK Stoa. The transaction is subject to governmental approvals as a closing condition, and the particulars of the transaction may change due to approval procedures and applicable laws.

(8) Merger with Tbroad, Tbroad Dongdaemun Broadcasting Co., Ltd. (“Tbroad Dongdaemun”) and Korea Digital Cable Media Center (“KDMC”)

On April 26, 2019, in order to enhance SK Broadband’s competitiveness as a comprehensive media business and pursue synergies, its board of directors resolved to enter into a merger agreement pursuant to which Tbroad, Tbroad Dongdaemun and KDMC will merge with and into SK Broadband, with SK Broadband as the surviving entity. SK Telecom will remain the largest shareholder of the surviving company. The transaction is subject to governmental approvals as a closing condition, and the particulars of the transaction may change due to approval procedures and applicable laws. See the report on “Decision on SK Broadband’s Merger with Tbroad, Tbroad Dongdaemun and KDMC” filed by the Company on April 26, 2019 for more information.

[SK Planet]

On May 29, 2015, the board of directors of SK Planet resolved to spin off its cloud streaming division on July 1, 2015 in order to strengthen its business capabilities and expand overseas. The spin-off ratio was 0.9821740 for the surviving company to 0.0178260 for the newly-established company, and the capital reduction ratio was 1.7825968%.

On July 29, 2015, the board of directors of SK Planet resolved to spin off its Hoppin business, which was merged into SK Broadband on September 1, 2015, in order to unify capabilities within the business and maximize synergies to improve its competitive power in the Korean and international mobile media market. SK Planet issued 2,501,125 new common shares in connection with this transaction, and the merger ratio between SK Planet and SK Broadband was 0.0349186:1.

On December 29, 2015, the board of directors of SK Planet resolved to merge Commerce Planet Co., Ltd., its wholly-owned subsidiary, into SK Planet to generate synergies by uniting capabilities to promote its commerce business. The merger was effective as of February 1, 2016, and SK Planet did not issue any new shares in connection with the merger.

Effective as of March 1, 2016, SK Planet spun off its platform business and T Store business in order to enhance the competitiveness of each business for future growth.

Effective as of April 5, 2016, SK Planet spun off its location-based services business and mobile phone verification services business and merged them into the Company in order to further concentrate its resources on its commerce business.

On May 29, 2017, the board of directors of SK Planet resolved to transfer the operations and assets related to its BENEPIA business for Won 7.5 billion to SK M&Service as of July 1, 2017.

On July 17, 2017, the board of directors of SK Planet resolved to (1) spin-off SK Planet’s advertising agency business as a newly established company, SM Contents & Communications, in order to strengthen the competitiveness of the business for future growth, which spin-off was effective as of October 1, 2017 and (2) sell 100% of its shares of SM Contents & Communications to SM Culture & Contents Co., Ltd. to further concentrate business capabilities and efficiently allocate management resources. The closing date of the sale transaction was October 24, 2017.

On June 19, 2018, the board of directors of SK Planet resolved to spin off its 11st business (including Scinic, Gifticon and 11Pay) into a newly established company, effective as of September 1, 2018, in order to enhance the level of specialization and competitiveness of its businesses by strengthening their core competencies and obtain further growth potential of the businesses. See the “Report on Decision on Spin-off of SK Planet’s 11st Business” filed on June 19, 2018 for more information.

On June 19, 2018, the board of directors of SK Planet resolved to merge SK TechX with and into SK Planet, effective as of September 1, 2018, with a merger ratio between SK Planet and SK TechX of 1:3.0504171, in order to enhance management efficiency and create synergies. See the “Report on Decision on Merger of SK TechX into SK Planet” filed on June 19, 2018 for more information.

[SK Telink]

(1) Acquisition of shares of NSOK

In accordance with the resolution of its board of directors on September 22, 2016, SK Telink received a capital contribution of 408,435 shares (an 83.9% equity interest) of NSOK owned by SK Telecom. On October 25, 2016, SK Telink acquired the remaining 78,200 outstanding shares (a 16.1% equity interest) of NSOK, pursuant to which NSOK became a wholly-owned subsidiary of SK Telink.

In accordance with the resolution of its board of directors on April 12, 2017, SK Telink acquired 525,824 additional shares of NSOK pursuant to a rights offering for an aggregate amount of Won 40.0 billion (or Won 76,071 per share), resulting in SK Telink’s ownership of 1,012,459 shares (a 100% equity interest) of NSOK.

(2) Comprehensive exchange of shares

On September 28, 2017, SK Telink’s board of directors approved a comprehensive exchange of shares with SK Telecom, pursuant to which SK Telecom would acquire SK Telink’s remaining outstanding shares for cash consideration in lieu of issuance of shares of SK Telecom. The share exchange agreement was subsequently approved at the extraordinary general meeting of shareholders held on November 9, 2017.

Following the exchange, there were no changes to SK Telecom’s share ownership interest level or to management structure, and SK Telecom and SK Telink will remain as corporate entities. SK Telink became a wholly-owned subsidiary of SK Telecom and remains as an unlisted corporation, while SK Telecom remains as a listed corporation.

(3) Disposal of NSOK shares

Pursuant to the resolution of its board of directors on October 8, 2018, SK Telink entered into an agreement to sell 1,012,459 shares of NSOK (representing a 100.00% equity interest) to Life & Security Holdings. The date of sale was October 10, 2018, and the sale consideration amount was Won 100 billion. See “Report on Disposal of Shares of Related Party” filed on October 8, 2018 by SK Telink for more information about this transaction.

[NSOK]

(1) Acquisition of the unmanned electronic security business of Joeun Safe Co., Ltd.

On March 31, 2015, NSOK acquired the unmanned electronic security business of Joeun Safe to expand its unmanned security business. The acquisition cost, which had been reported on January 5, 2015 as Won 19.4 billion, was subject to adjustment depending on the customer transfer rate. The final acquisition cost was determined to be Won 16.9 billion.

(2) Merger into ADT CAPS

NSOK decided to merge itself into ADT CAPS to create synergies and achieve management efficiency through the combination of assets, technology and management resources. The effective date of the merger was December 1, 2018, and the merger ratio was 1:0. See “Report on Decision to Merge NSOK” filed on October 10, 2018 for more information about this transaction.

[SK Communications]

(1) Disposition of the Cyworld service

Pursuant to the resolution of its board of directors on March 6, 2014, SK Communications sold its Cyworld service and certain related assets to Cyworld Co., Ltd. for Won 2.8 billion on April 8, 2014.

(2) Change in the largest shareholder

On September 24, 2015, SK Telecom and SK Planet entered into a share transfer agreement to transfer all of the shares of SK Communications held by SK Planet to SK Telecom. The agreement became effective on October 1, 2015, making SK Telecom the largest shareholder of SK Communications.

(3) Comprehensive share exchange

Pursuant to the resolution of its board of directors on November 24, 2016, SK Communications entered into a comprehensive share exchange agreement with SK Telecom on November 25, 2016. Upon the consummation of the share exchange on February 7, 2017, SK Communications became a wholly-owned subsidiary of SK Telecom.

[PS&Marketing]

On February 20, 2014, the board of directors of PS&Marketing resolved to acquire the retail distribution business, including related assets, liabilities, contracts and human capital of the information technology and mobile wing of SK Networks. On the same day, the board of directors of PS&Marketing also resolved to acquire retail stores, including their assets and liabilities, of LCNC Co., Ltd (“LCNC”). The acquisitions were completed on April 30, 2014 at a purchase price of Won 124.5 billion for the assets acquired from SK Networks and a purchase price of Won 10 billion for the assets acquired from LCNC.

[Dreamus Company]

(1) Merger with Iriver CS Co., Ltd. (“Iriver CS”)

Pursuant to the resolution of its board of directors on November 18, 2014, Dreamus Company merged Iriver CS, a subsidiary of the Company, with and into itself on January 31, 2015, with the purpose of enhancing competitiveness through management rationalization and maximization of synergy. The merger was completed based on a merger ratio of 1:0 with no capital increase. The merger and merger registration were completed on January 31, 2015 and February 2, 2015, respectively. Since this merger qualified as a small-scale merger, the approval of the merger by a resolution of the board of directors substituted for the approval by a general meeting of shareholders.

(2) Acquisition of shares of S.M. Life Design Company Japan Inc.

Pursuant to the resolution of its board of directors on July 17, 2017, Dreamus Company approved a contract to acquire a total of 1,000,000 shares of S.M. Life Design Company Japan Inc. (a 100% equity interest) from S.M. Entertainment Japan Co., Ltd. with the purposes of entering foreign markets and maximizing business synergy. Dreamus Company acquired control of S.M. Life Design Company Japan Inc. upon its completion of payment for the shares on September 1, 2017.

(3) Merger of S.M. Mobile Communications JAPAN Inc.

Pursuant to the resolution of its board of directors on July 17, 2017, Dreamus Company decided to merge with S.M. Mobile Communications JAPAN Inc., a contents and information distribution company, with the purpose of reinforcing its contents based device business and enhancing managerial efficiency. As of October 1, 2017, Dreamus Company merged S.M. Mobile Communications JAPAN Inc. into it with a merger ratio of 1:1.6041745, based on which Dreamus Company issued 4,170,852 new common shares.

(4) Acquisition of important assets (Supply and distribution rights for music and digital contents)

On February 28, 2018, Dreamus Company entered into an agreement with S.M. Entertainment Co., Ltd. to acquire supply and distribution rights for music and digital contents of S.M. Entertainment Co., Ltd., JYP Entertainment Corporation and Big Hit Entertainment. Through this arrangement, the Company plans to increase sales by entering the music and sound recording industries and to create synergies through strategic alliances.

(5) Merger between subsidiaries

In order to achieve management efficiency and maximize organizational operation synergies, groovers Japan Co., Ltd. and SM Mobile Communications Japan Inc., each of which is a Japanese subsidiary of Dreamus Company, completed their merger with groovers Japan Co., Ltd. as the surviving entity, effective as of July 1, 2018.

(6) Investment in groovers Inc. (“Groovers”)

On July 26, 2018, the board of directors of Dreamus Company resolved to make an equity investment of Won 11,000 million (2,200,000 common shares) in Groovers for the purposes of providing operating funds to improve its financial structure and pursue new businesses. Payment was completed on July 27, 2018, and the Company’s ownership interest after such equity investment is 100%.

(7) Transfer of Music Mate business between Groovers and SK TechX

On August 31, 2018, pursuant to the resolutions of its board of directors and the extraordinary meeting of shareholders, each of which was held on June 28, 2018, Groovers acquired all properties, assets and rights related to the Music Mate streaming service from SK TechX for Won 3,570 million.

(8) Merger of Groovers

Pursuant to the resolution of its board of directors on December 26, 2018, Dreamus Company merged Groovers, a provider of music, contents and other services, with and into itself on March 1, 2019, in order to seek synergies by integrating management resources and enhance management efficiency. The merger was completed based on a merger ratio of 1:0 with no capital increase. The merger and merger registration were completed on March 1, 2019 and March 5, 2019, respectively. Since this merger qualified as a small-scale merger, the approval of the merger by a resolution of the board of directors substituted for the approval by a general meeting of shareholders.

[SK M&Service]

(1) Acquisition of SK Planet’s BENEPIA business

Pursuant to the resolutions of its board of directors and its extraordinary shareholders meeting held on May 29, 2017, SK M&Service decided to acquire SK Planet’s BENEPIA business (including agency service for the Flexible Benefit Plan and related tangible and intangible assets, goodwill, systems, etc.) for Won 7.5 billion on July 1, 2017.

[Life & Security Holdings]

(1) Spin-off and merger of certain businesses of ADT CAPS

On May 18, 2018, in order to seek a more efficient corporate structure through reorganization, Life & Security Holdings spun off ADT CAPS’ holding company business (i.e., the business of controlling its subsidiaries CAPSTEC Co. Ltd. and ADT SECURITY Co., Ltd. through the ownership of shares of these subsidiaries) from ADT CAPS and merged it with and into Life & Security Holdings, with Life & Security Holdings and ADT CAPS surviving these transactions.

[ADT CAPS]

(1) Merger of NSOK

On October 8, 2018, ADT CAPS merged NSOK, which operated an unmanned security business, with and into itself to seek new sources of growth, taking into account the growth potential of the physical security market.

[Eleven Street]

(1)	Establishment of Eleven Street Co., Ltd. (“Eleven Street”)

On July 31, 2018, the board of directors of SK Planet resolved to spin off its 11st business division (including Scinic, Gifticon and 11Pay) into a newly established company, Eleven Street, effective as of September 1, 2018. In the spin-off, newly issued shares of the spun-off company were allocated in proportion to the equity interest of the shareholders as of the date of such allocation, at a ratio of 0.14344419 newly issued share for 1 share of SK Planet (8,383,931 common shares).

(2)	Capital increase of Eleven Street

Pursuant to the resolution of the board of directors on September 7, 2018, Eleven Street issued new shares through a third-party allotment in order to increase its capital, allocating all such new shares to Nile Holdings Co., Ltd. The payment date was September 28, 2018. After the capital increase, SK Telecom holds a 80.26% interest in Eleven Street. See “Report on Decision on Capital Increase of Eleven Street Co., Ltd.” filed by the Company on September 7, 2018 for more information.

(3)	Acquisition of shares of Hello Nature Co., Ltd. (“Hello Nature”)

On October 10, 2018, Eleven Street acquired 281,908 shares of Hello Nature, a fresh food delivery service provider, from SK Planet for Won 29.9 billion. As a result of this acquisition, Eleven Street owns a 49.90% interest in Hello Nature.

(4)	Acquisition of shares of KOREACENTER Co., Ltd. (“KOREACENTER”)

Pursuant to the resolution of the board of directors on December 26, 2018, Eleven Street acquired 578,521 shares owned by the shareholders of KOREACENTER (Gi Rok Kim and three other individuals) and 578,521 newly issued shares of KOREACENTER, for a total consideration of Won 27.5 billion, in order to form a strategic alliance and promote its commerce services and global business.

[SK Infosec]

(1)	Merger of Bizen Co., Ltd. (“Bizen”)

Pursuant to a resolution of its board of directors on November 28, 2014, SK Infosec decided to merge Bizen with and into itself, with SK Infosec as the surviving entity, effective as of January 20, 2015, in order to strengthen its competitiveness through the creation of business synergies. The merger was completed based on a merger ratio of 1:0.0797984.

(2)	Comprehensive exchange of shares

On October 25, 2018, the board of directors of SK Infosec resolved to enter into a share exchange agreement with SK Telecom pursuant to which the shareholders of record of SK Infosec would be allotted 0.00997678 treasury share of SK Telecom in exchange for one common share of SK Infosec on December 27, 2018, after which SK Infosec would become a wholly-owned subsidiary of SK Telecom. The share exchange agreement was executed on November 26, 2018 and the comprehensive share exchange was completed on December 27, 2018.

3.     Total Number of Shares

A.	Total Number of Shares

(As of June 30, 2019)			(Unit: in shares)
Classification	Share type			Remarks
	Common shares	Preferred shares	Total
I. Total number of authorized shares	220,000,000	—	220,000,000	—
II. Total number of shares issued to date	89,278,946	—	89,278,946	—
III. Total number of shares retired to date	8,533,235	—	8,533,235	—
a. reduction of capital	—	—	—	—
b. retirement with profit	8,533,235	—	8,533,235	—
c. redemption of redeemable shares	—	—	—	—
d. others	—	—	—	—
IV. Total number of shares (II-III)	80,745,711	—	80,745,711	—
V. Number of treasury shares	8,875,883	—	8,875,883	—
VI. Number of shares outstanding (IV-V)	71,869,828	—	71,869,828	—

B.	Treasury Shares

(1)	Acquisitions and dispositions of treasury shares

(As of June 30, 2019)							(Unit: in shares)
Acquisition methods			Type of shares	At the beginning of period	Changes			At the end of period
					Acquired (+)	Disposed (-)	Retired (-)
Acquisition pursuant to the Financial Investment Services and Capital Markets Act of Korea (“FSCMA”)	Direct acquisition	Direct acquisition from market	Common shares	8,875,883	—	—	8,875,883	—
			Preferred shares	—	—	—	—	—
		Direct over-the-counter acquisition	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
		Tender offer	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
		Sub-total	Common shares	8,875,883	—	—	8,875,883	—
			Preferred shares	—	—	—	—	—
	Acquisition through trust and other agreements	Held by trustee	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
		Held in actual stock	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
		Sub-total	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
Other acquisition			Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
Total			Common shares	8,875,883	—	—	8,875,883	—
			Preferred shares	—	—	—	—	—

4.     Status of Voting Rights

(As of June 30, 2019)			(Unit: in shares)
Classification		Number of shares	Remarks
Total shares (A)	Common share	80,745,711	—
	Preferred share	—	—
Number of shares without voting rights (B)	Common share	8,875,883	Treasury shares
	Preferred share	—	—
Shares without voting rights pursuant to the Company’s articles of incorporation (the “Articles of Incorporation”) (C)	Common share	—	—
	Preferred share	—	—
Shares with restricted voting rights pursuant to Korean law (D)	Common share	—	—
	Preferred share	—	—
Shares with reestablished voting rights (E)	Common share	—	—
	Preferred share	—	—
The number of shares with exercisable voting right s (F = A - B - C - D + E)	Common share	71,869,828	—
	Preferred share	—	—

5.     Dividends and Others

A.	Dividends

(1)	Distribution of cash dividends was approved during the 32nd General Meeting of Shareholders held on March 18, 2016.

•	Distribution of cash dividends per share of Won 9,000 (exclusive of an interim dividend of Won 1,000) was approved.

(2)	Distribution of interim dividends of Won 1,000 was approved during the 393rd Board of Directors’ Meeting on July 28, 2016.

(3)	Distribution of cash dividends was approved during the 33rd General Meeting of Shareholders held on March 24, 2017.

•	Distribution of cash dividends per share of Won 9,000 (exclusive of an interim dividend of Won 1,000) was approved.

(4)	Distribution of interim dividends of Won 1,000 was approved during the 404th Board of Directors’ Meeting on July 28, 2017.

(5)	Distribution of cash dividends was approved during the 34th General Meeting of Shareholders held on March 21, 2018.

•	Distribution of cash dividends per share of Won 9,000 (exclusive of an interim dividend of Won 1,000) was approved.

(6)	Distribution of interim dividends of Won 1,000 was approved during the 416th Board of Directors’ Meeting on July 26, 2018.

(7)	Distribution of cash dividends was approved during the 35th General Meeting of Shareholders held on March 26, 2019.

•	Distribution of cash dividends per share of Won 9,000 (exclusive of an interim dividend of Won 1,000) was approved.

(8)	Distribution of interim dividends of Won 1,000 was approved during the 426th Board of Directors’ Meeting on July 25, 2019.

B.	Dividends for the Last Three Fiscal Years

(Unit: in millions of Won, except per share data and percentages)
Classification		As of and for the six months ended June 30, 2019	As of and for the year ended December 31, 2018	As of and for the year ended December 31, 2017
Par value per share (Won)		500	500	500
(Consolidated) Net income		632,687	3,127,887	2,599,829
Net income per share (Won)		7,836	44,066	36,582
Total cash dividend		71,870	717,438	706,091
Total stock dividends		—	—	—
(Consolidated) Percentage of cash dividend to available income (%)		11.4	22.9	27.2
Cash dividend yield ratio (%)	—	0.4	3.7	3.6
	—	—	—	—
Stock dividend yield ratio (%)	—	—	—	—
	—	—	—	—
Cash dividend per share (Won)	—	1,000	10,000	10,000
	—	—	—	—
Stock dividend per share (share)	—	—	—	—
	—	—	—	—

*	Net income per share means basic net income per share. The cash dividend per share amounts include the respective interim cash dividend per share amounts.

II.	BUSINESS

1.     Business Overview

Each company in the consolidated entity is a separate legal entity providing independent services and products. The business is primarily separated into (1) the wireless business consisting of cellular voice, wireless data and wireless Internet services, (2) the fixed-line business consisting of fixed-line telephone, high speed Internet, data and network lease services, among others, (3) commerce business, and (4) other businesses consisting of security services, platform services and Internet portal services, among others.

Set forth below is a summary business description of material consolidated subsidiaries.

Classification	Company name	Description of business
Wireless	SK Telecom Co., Ltd.	Wireless voice and data telecommunications services via digital wireless networks
	PS&Marketing Co., Ltd.	Sale of fixed-line and wireless telecommunications products through wholesale, retail and online distribution channels
	SK ons Co., Ltd. (formerly known as Network O&S Co., Ltd.)	Maintenance of switching stations
	Service Ace Co., Ltd	Management and operation of customer centers
Fixed-line	SK Broadband Co., Ltd.

High-speed Internet, TV, telephone, commercial data and other fixed-line services and management of the transmission system for online digital contents

Various media-related services, such as channel management, including video-on-demand (“VOD”), and mobile IPTV services

	SK Telink Co., Ltd.	International wireless direct-dial “00700” services, voice services using Internet protocol and Mobile Virtual Network Operator (“MVNO”) business
	Home & Service Co., Ltd.	System maintenance of high-speed Internet, IPTV and fixed-line services
Commerce	Eleven Street Co., Ltd.	E-commerce and Internet-related businesses
Other business	SK Planet Co., Ltd.	Information telecommunications business and development and supply of software
	ADT CAPS Co., Ltd.	Unmanned machine-based security and manned security services
	SK Infosec Co., Ltd.	Comprehensive information protection services and integrated computer system consulting and implementation services
	Onestore Co., Ltd.	Operate app store
	SK Communications Co., Ltd.	Integrated portal services through NATE and instant messaging services through NATE-ON
	Dreamus Company (formerly known as Iriver Ltd.)	Audio and video device manufacturing
	SK M&Service Co., Ltd.	System software development, distribution and technical support services and other online information services
	Life & Security Holdings Co., Ltd.	Holding company
	K-net Culture and Contents Venture Fund	Start-up investment support
	SKP America LLC	Sourcing and provision of digital contents
	Atlas Investment	Investments

[Wireless Business]

A.	Industry Characteristics

The telecommunications services market can be categorized into telecommunications services (such as fixed-line, wireless, leased line and value-added services) and broadcasting and telecommunications convergence services. Pursuant to the Telecommunications Business Act, the telecommunications services market can be further classified into basic telecommunications (fixed-line and wireless telecommunications), special category telecommunications (resale of telecommunications equipment, facilities and services) and value-added telecommunications (Internet connection and management, media contents and others). The size of the domestic telecommunications services market is determined based on various factors specific to Korea, including size of population that uses telecommunication services and telecommunications expenditures per capita. While it is possible for Korean telecommunication service providers to provide services abroad through acquisitions or otherwise, foreign telecommunication services markets have their own characteristics depending, among others, on the regulatory environment and demand for telecommunication services.

The Korean mobile communication market is considered to have reached its maturation stage with more than a 100% penetration rate. However, the Korean mobile communications market continues to improve in the quality of services with the help of advances in network-related technology and the development of highly advanced LTE-A, LTE and 3G smartphones which enable the provision of convergence services for multimedia contents, mobile commerce, telematics, new media and other related services. In addition, through the commercialization of LTE network in July 2011 and LTE-A network in June 2013, B2B businesses, such as the corporate “connected workforce” business which can directly contribute to an enhancement in productivity, are expected to grow rapidly.

In the first half of 2014, wideband LTE-A service was commercialized and on December 29, 2014, tri-band LTE-A service with a maximum speed of 300 Mbps was also commercialized. Since June 2017, through the commercialization of 5band CA technology, which is considered the final stage of LTE development, the Company has provided 4.5G service at the speed of 700Mbps to 900Mbps. Since early 2018, the Company was the first to start providing LTE services with a speed of up to 1 Gbps. Such achievements were the building blocks towards the Company’s LTE penetration exceeding 80% as of December 31, 2018.

The Company began its first 5G transmission in December 2018, signaling the beginning of the 5G era. Following the initial operation of “5G-AI Machine Vision” for its first 5G customer, the Company launched the world’s first 5G subscription services in April 2019. The Company has determined that 5G services would draw the highest level of interest from, and have the greatest impact on, customer experiences relating to media, augmented reality (“AR”) / virtual reality (“VR”) and games, and is launching services related to these areas. In the future, the Company will aim to lead the 5G era with differentiated content in various areas such as sports and entertainment.

B.	Growth Potential

(Unit: in 1,000 persons)
		As of June 30,	As of December 31,
Classification		2019	2018	2017
Number of subscribers	SK Telecom	27,649	27,382	26,753
	Others (KT, LGU+)	30,748	29,989	28,375
	MVNO	8,096	7,989	7,523
	Total	66,493	65,360	62,651

*	Source: Wireless subscriber data from the Ministry of Science and ICT (“MSIT”) as of June 30, 2019.

C.	Domestic and Overseas Market Conditions

The Korean mobile communication market includes the entire population of Korea with mobile communication service needs, and almost every Korean is considered a potential user. Sales revenue related to data services has been growing due to the increasing popularity of smartphones and high-speed wireless networks. There is also a growing importance to the B2B segment, which creates added value by selling and developing various solutions. The telecommunications industry is a regulated industry requiring license and approval from the MSIT.

In the wireless business, industry players compete on the basis of the following three main competitive elements:

(i)    brand competitiveness, which refers to the overall sense of recognition and loyalty experienced by customers with respect to services and values provided by a company, including the images created by a company’s comprehensive activities and communications on top of the actual services rendered;

(ii)    product and service competitiveness, which refers to the fundamental criteria for wireless telecommunications services, including voice quality, service coverage, broad ranges of rate plans, diversified mobile Internet services, price and quality of devices and customer service quality, as well as the ability to develop new services that meet customer needs in a market environment defined by convergence; and

(iii)    sales competitiveness, which refers to novel and diversified marketing methods and the strength of the distribution network.

Set forth below is the historical market share of the Company.

(Unit: in percentages)
Classification	As of June 30,	As of December 31,
	2019	2018	2017	2016
Mobile communication services	46.7	47.3	48.2	49.1

*	Source: Wireless subscriber data from the MSIT as of June 30, 2019.

D.	Business Overview and Competitive Strengths

The Company is seeking to transform itself from a telecommunications service provider into a comprehensive ICT service provider. It has continued to innovate the scope of its services and achieved strong growth in subscribers amid fierce competition and rate cuts.

As a result of positive customer responses to a series of customer value innovation programs that the Company pursued in 2018, such as no-contract plans, safe roaming and the T Plan, as well as its position as the top player in the 5G services market in terms of number of subscribers, the Company achieved a net increase of approximately 99,000 wireless subscribers in the second quarter of 2019. The churn rate remained relatively stable at a record low of 0.9% (excluding MVNO subscribers). In the second quarter of 2019, the Company recorded revenue of Won 4,437.0 billion and an operating profit of Won 322.8 billion on a consolidated basis, and revenue of Won 2,847.7 billion and an operating profit of Won 275.2 billion on a separate basis.

In the telecommunications technology domain, following the launch of commercial LTE services in July 2011, the Company became the first telecommunications service provider in the world to launch commercial wideband LTE-A services in June 2014. The Company launched tri-band LTE-A services in December 2014 and 5band 4.5G services in June 2017. In the first quarter of 2018, the Company commenced providing LTE services of up to 1 Gbps by utilizing five-band carrier aggregation technology and 4T4R technology. By launching various high quality services utilizing the LTE-A and wideband LTE networks such as group video conference call services and full high definition mobile IPTV streaming services, the Company has innovated its customers’ data usage experience. In June 2018, the Company secured frequency bandwidths that are optimal for the commercialization of 5G services at a reasonable bid price. In the fourth quarter of 2018, the Company began to build its 5G networks, focusing on Seoul and other metropolitan areas. The Company began its first 5G transmission in December 2018 and is focusing on establishing 5G networks with enhanced stability and security through the application of quantum cryptography communication and AI networks. In April 2019, the Company launched the world’s first 5G subscription services and is leading the 5G era by providing differentiated content in areas including media, AR/VR and games.

SK Telink, a consolidated subsidiary of the Company, expanded its operations to the MVNO business based on its technical expertise and know-how obtained in its international telecommunications business and launched its MVNO service, ‘SK 7Mobile,’ which is offered at reasonable rates and provides excellent quality. SK Telink is increasing its efforts to develop low-cost distribution channels and create niche markets through targeted marketing towards customers including foreign workers, middle-aged adults and students. An MVNO leases the networks of an MNO and provides wireless telecommunication services under its own brand and fee structure, without owning telecommunication networks or frequencies.

SK ons, a subsidiary of the Company responsible for the operation of the Company’s base stations and related transmission and power facilities, offers quality fixed-line and wireless network services to customers, including mobile office products to business customers. Network quality is a core competitive factor for not only the traditional consumer market but also for the expanding B2B market, and its importance will only increase in the 5G network era.

PS&Marketing, a subsidiary of the Company, provides a sales platform for products of the Company and SK Broadband including fixed-line and wireless telecommunication products that address customers’ needs for various convergence products. PS&Marketing provides differentiated service to clients through the establishment of new sales channels and product development.

[Fixed-line Business]

A.     Industry Characteristics

The Korean fixed-line services industry is marked by a high level of market concentration, as the government is highly selective in granting telecommunications business licenses. The competitive landscape of the fixed-line and wireless services markets is dominated by its three leading operators, the Company (including SK Broadband), KT and LG U+. Growing competition within the industry has promoted rapid technological evolution, including the convergence of fixed-line and wireless services, as well as broadcasting and telecommunications. In general, the fixed-line and wireless services markets have been characterized by relatively high profitability, cash flows and financial stability.

The high-speed Internet segment operates in a highly mature market. While the number of new subscribers has been decreasing, the segment has shown growth in specialized markets such as one-person households and SOHO (Small Office Home Office), as well as continued growth centered around the premium Giga-Internet services. In the case of IPTV services, the conversion rate to digital television in the overall paid broadcasting market has been increasing, and the proportion of IPTV subscribers among high-speed Internet users has been expanding. Although the total number of new subscribers in the segment has been decreasing, the segment is experiencing rapid growth in the consumption of paid contents due to changes in customer viewing patterns and the diversification of contents, and the platform business such as media advertising also continues to expand. In order to satisfy the diversifying needs of customers and the trend of combining or fusing services, industry players are providing differentiated contents and incorporating AI and big data technologies, resulting in increased competition in the industry. Such competition will present new growth opportunities in the home platform area in connection with the fourth industrial revolution in the future. For business customers, the Company is introducing new technologies and strengthening its competitiveness to secure a stable source of revenue, while expanding its efforts to secure competitiveness in new growth areas such as platform and solution businesses.

B.     Growth Potential

		(Unit: in 1,000 persons)
Classification		As of June 30,	As of December 31,
		2019	2018	2017
Fixed-line Subscribers	High-speed Internet	21,622	21,286	20,989
	Fixed-line telephone	13,971	14,334	15,039
	IPTV (real-time)	15,391	14,717	13,314

*	Source: MSIT website.
*

The number of IPTV subscribers is based on the relevant report released by the MSIT on May 9, 2019 and the number of subscribers as of June 30, 2019 was calculated based on the average number of subscribers in the last six months of 2018.

C.	Cyclical Nature and Seasonality

High-speed Internet, fixed-line telephone and IPTV services are mature markets that are comparatively less sensitive to cyclical economic changes as such services have become more of a necessity and the market has matured. The telecommunications services market overall is not expected to be particularly affected by economic downturns due to the low income elasticity of demand for telecommunication services.

D.	Domestic and Overseas Market Conditions

Set forth below is the historical market share of the Company.

			(Unit: in percentages)
Classification	As of June 30,	As of December 31,
	2019	2018	2017
High-speed Internet (including resales)	25.5	25.4	24.9
Fixed-line telephone (including Voice over Internet Protocol (“VoIP”)	16.7	16.8	16.9
IPTV	30.2	30.3	30.6

*	Source: MSIT website.
*	With respect to Internet telephone, the market share was calculated based on market shares among the Company, KT and LG U+ and is based on the number of IP phone subscribers.
*

The market share of IPTV subscribers is based on the relevant report released by the MSIT on May 9, 2019 and the market share as of June 30, 2019 was calculated based on the average number of subscribers in the last six months of 2018.

In each of its principal business areas, SK Broadband principally competes on the basis of price, service quality and speed. In the IPTV business, the ability to offer complex services and differentiated contents are becoming increasingly important. General telecommunications businesses operate in a licensed industry with a high barrier of entry, which is dominated by SK Broadband, KT and LG U+.

E.	Business Overview and Competitive Strengths

For the second quarter of 2019, SK Broadband recorded Won 850.7 billion in revenue, Won 39.2 billion in operating profit and Won 20.8 billion in profit for the period on a consolidated basis. The overall increase in revenue was primarily driven by accelerated subscriber growth and an increase in the proportion of subscribers of premium services such as Giga Internet, as well as continued revenue growth of the media platform business. The number of subscribers to each of its high-speed Internet, residential fixed-line telephones, VoIP services and IPTV services was 5.51 million, 2.18 million, 1.61 million and 4.97 million, respectively (resulting in the total number of telephone subscribers being 3.79 million subscribers).

In the case of high-speed Internet, by enhancing the efficiency and strengthening the capacity of its distribution channels, SK Broadband has continued to increase the proportion of subscribers of premium services to approximately 36% as a result of increases in new subscribers and Giga Internet subscribers, thereby continuing to enhance the composition of its customers. SK Broadband will continue to promote the improvement of customer value by expanding the Giga Internet subscriber base and respond swiftly to changes in customer needs and the market with the Giga Premium X service.

With continued improvement of the competitiveness of its services and products based on the specialized needs of various customer groups, SK Broadband’s IPTV service business continued its steady growth, with revenue in the second quarter of 2019 increasing by more than 16% compared to the second quarter of 2018. Revenue from paid contents increased as a result of marketing efforts of VOD offerings exclusively available on B tv, and revenue from the media platform business, including home shopping transmission fees, also increased due to an expanded platform subscriber base. In the future, SK Broadband will continue to enhance the competitiveness of its services and customer satisfaction level by offering services that are tailored to various customer needs.

In the case of its corporate business, revenues from both the core and growth businesses have increased due to new contracts with large customers, increased sales in exclusive fixed-line services, increased internet data center traffic and one-time sales. The corporate business will improve its competitiveness with enhanced services based on the development of new technologies and continue the growth of its core and growth businesses by promoting entry into new markets. In addition, the corporate business will continue its expansion in the ICT sector, such as CDN and converged security, in order to secure a foundation for its mid-to long-term growth.

SK Telink, a provider of international telecommunications service, has been able to establish itself as a market leader as a result of its affordable pricing, proactive marketing and the quality of its services. It launched a mobile phone-based international calling service under the brand name “00700” in 1998, creating a new niche market within the long-distance telephony market that was otherwise dominated by existing service providers. In 2003, SK Telink was designated a common carrier for international calling services, which allowed the Company to expand its international calling services to fixed-line international calling services. In 2005, SK Telink obtained a license to operate VoIP services and local calling value-added services to develop into a versatile fixed-line telecommunications service provider. SK Telink plans to strategically target the convergence of wireless and fixed-line telecommunications and strengthen its existing business as a comprehensive ICT service provider, including international satellite calling services (Internet, wireless and fixed-line calling services on ships, aircraft and in polar regions), and video conference call services while aiming to satisfy the diverse needs of customers by providing quality solutions at reasonable prices.

[Commerce Business]

A.    Industry Characteristics

Electronic commerce, or e-commerce, refers to transactions of goods and services that are processed electronically by information processing systems, such as personal computers, and can be classified into “online order” and “online order brokerage” businesses. The mail order brokerage business refers to the act of intermediating a transaction between a seller and a buyer by an online shopping mall, and the online order business refers to direct sales of goods and services by an online shopping mall. Online shopping malls can be categorized, based on the range of products that they handle, into special malls that handle products limited to specific categories and general malls that handle products across multiple categories. The Korean e-commerce market started to grow in the early 2000s with the spread of the Internet, and it is now going through a second period of growth in the form of mobile commerce as a result of the removal of time and space constraints on shopping following the proliferation of smartphones beginning in 2010, the simplification and improved convenience of payment services, the expansion of fast delivery, the combination of offline and online shopping experiences (omni-channel and O2O services) and advancements in personalization and recommendation services based on AI. 11st, which is an online order brokerage business, is known as an “open market business” within the e-commerce market. As a result of leading the trend of mobile commerce and pursuing innovative customer experience since the early stages of its business, 11st has grown into a major player in the e-commerce market.

B.    Growth Potential

As of December 31, 2018, the size of the Korean e-commerce market was Won 112 trillion, accounting for approximately 25% of the total online and offline distribution market and demonstrating rapid growth at an annual average growth rate of over 20% for the past three years. In addition, mobile transactions accounted for 62% of the total e-commerce transaction value in 2018, after surpassing 50% for the first time in 2016. Considering the current acceleration in the shift of products traditionally sold offline, such as food products, food delivery services, apparels and household products, to the mobile e-commerce platform, mobile e-commerce is expected to continue its growth in the future.

Year	2016	2017	2018
E-commerce transaction value	Won 66 trillion	Won 91 trillion	Won 112 trillion
Annual growth rate	21.4%	39.1%	22.6%

*	Source: Statistics Korea, “Online Shopping Trends.”

C.    Cyclical Nature and Seasonality

While the commerce industry is inherently affected by fluctuations in the economy to a certain extent, their effect on the e-commerce market has been limited due to its ongoing rapid growth.

D.    Domestic and Overseas Market Conditions

The mobile-centered online commerce market is expected to grow steadily due to the further growth potential of the Internet shopping population, the development of online business models by offline commerce operators and the continued rapid growth of mobile commerce. New business models continue to emerge and proliferate as diverse lifestyle services that go beyond commodities expand into new markets in the area of commerce.

E.    Business Overview and Competitive Strengths

Focusing on the 11st Marketplace, the Company plans to continue expanding the commerce ecosystem of 11st, and ultimately enhance its corporate value by providing diverse and innovative shopping experiences based on technology and strengthening customer benefits using synergies with other ICT businesses of the Company. In particular, the Company is focusing on increasing not only revenue and transaction value but also profitability of 11st, as evidenced by recording profits for two consecutive quarters in 2019. 11st has become a leader in the Korean e-commerce market through steady growth since its launch in 2008, despite its late entry into the online commerce market that was dominated by two players, Gmarket and Auction. Furthermore, 11st has established itself as a market leader and top player in the Korean mobile commerce market, following its successful entry into and rapid growth in this market.

[Other Businesses]

A.    Industry Characteristics

(1) Security business

The security systems service business provides security services to governments, companies and individuals with the purpose of protecting tangible and intangible assets and human resources. Depending on the risk prevention method used, the security business can be classified into machine-based security, security system integration (“SI”) and manned security. Machine-based security operates by receiving information that is detected and transmitted by various sensors and cameras installed at the target facilities through control facility equipment and taking prompt and appropriate action, such as dispatching an agent or contacting the police or the fire department, if an abnormality is detected. Security SI is a service that integrates installation, operation, maintenance and repair of various equipment and systems by analyzing the appropriate security system for customer facilities, such as buildings, factories and schools. Manned security services deploy security personnel to areas subject to security, who perform on-site security services such as patrols and access control of buildings and facilities. The Company’s primary business in the security industry is its unmanned security service, and its business areas consist of the following:

Classification	Product
Machine-based security	CAPS service (unmanned security service), access control, view guard (CCTV), attendance management, drinking water management

Security SI and maintenance and repair	Access control (entry and parking), CCTV (recording, camera, monitor, network equipment), other security systems

Integrated security services (machine-based security + manned security)	Machine-based security services, manned security services (security, cleaning, concierge, etc.)

(2) Platform business

As the number of smartphones distributed in Korea exceeds 40 million, the growth in various mobile devices has spurred the rise of service providers with a strong platform business as leaders in the ICT market. It is becoming increasingly important to enhance competitiveness by building a big data-based platform to handle the increase in both the quantity and quality of data transmission.

A platform business acts as an intermediary by promoting interactions among various customer groups, thereby generating new values. It is important for a platform business to continually attract subscribers and users and to create an ecosystem with certain lock-in effects. A platform can exist in various forms, including as a technological standard (e.g., iOS, Android OS), a subscriber-based service platform (e.g., Facebook, Twitter) or a marketplace (e.g., Amazon, Onestore). Platform businesses are evolving and expanding globally.

A platform business has strong growth potential due to its connectivity with related services and ease of global expansion. Apple became a world-leading smartphone producer based on its innovative design and the competitive strength of its App Store platform. Google has created a new ecosystem of long-tail advertising by attracting millions of third parties to its advertising platform, as well as showing strong growth in mobile markets with its competitive platform based on Android OS. It is becoming increasingly important to enhance competitiveness through a database that can register and analyze purchase patterns of customers across all areas and a platform with large data capacity with which to utilize this database and provide differentiated services to customers.

B.    Growth Potential

(1) Security business

Due to a growing number of single-person households and an increasing awareness of the need for security systems as a result of an increase in crime levels, the security industry has steadily grown in recent years. New markets are being formed in the physical security industry as a result of integrating cutting-edge ICT, such as big data, IoT and AI, and bio-recognition technologies. The domestic market size of the physical security industry expanded from Won 3.6 trillion in 2012 to Won 5.5 trillion in 2017 (representing an average annual growth rate of 8.7%), and is expected to grow to Won 7.9 trillion in 2022 (representing an average annual growth rate of 7.5%).

(2) Platform business

The scope and value generated by the platform business, including application and content marketplaces and N-screen services, continue to increase as smartphones and tablet computers become more popular and the bandwidth and speed of network infrastructure improve. As the wireless network has evolved to LTE, business opportunities for the platform business exist, including multimedia streaming, N-screen service based on cloud technology and high-definition location-based services. Since the platform business realizes profit by connecting with advertisements or commerce sites after building a critical mass of subscribers and traffic, the recent growth in the advertising and commerce markets is expected to present an opportunity for platform businesses. The importance of building a big data-based platform that is connected to various digital contents and commerce is expected to increase in the future.

C.    Cyclical Nature and Seasonality

(1) Security business

The security systems business seeks to satisfy the basic need for safety and is less sensitive to economic fluctuations compared to other industries. Although the slowdown in the Korean economy and competition based on lower-cost alternatives has had a negative impact on industry growth, sustained growth is nevertheless expected due to the recent expansion of the industry into converged security markets with the integration of ICT.

(2) Platform business

With the mobile communication market reaching maturity, related content/service sales are showing steady growth that is unaffected by economic fluctuations. Although sales of content and commerce products may partially be affected by economic fluctuations, the overall impact of economic fluctuations is not considered to be material as the platform market is growing rapidly due to the advancement of wireless networks such as LTE, the rapid proliferation of mobile devices and smartphones and the fast growth of online and mobile commerce. The platform business is not affected by seasonality.

D.    Domestic and Overseas Market Conditions

(1) Security business

The security industry is experiencing a rapid increase in demand for CCTV, access control and other security systems due to threats including crime, natural disasters and calamities and terrorism. With increased consumer interest in safety, demand for security system services is expected to continue to grow. To date, the Korean security market is characterized by an oligopoly dominated by three leading companies due to the high barriers to entry as a result of high initial investment costs of building large-scale network systems and the effects of brand loyalty. The traditional security industry, characterized by price competition aimed at increasing market share, is expanding into a converged security market with the integration of ICT. In addition, the global converged security market integrating ICT has recently been experiencing rapid growth and increased competition due to the entry of global information technology companies. As a result, the global AI security industry, which had a market size of US$3.9 billion in 2018, is expected to grow tenfold by 2025.

(2) Platform business

The growth of application marketplaces, which started with Apple’s App Store, provides the platform business with new opportunities for revenue generation. The competitive paradigm is shifting from a competition among platform operators toward a competition among eco-systems that include application developers as well as platform operators.

E.    Business Overview and Competitive Strengths

(1) Security business

Competition within the Korean security systems industry is intensifying as the industry is expanding into a converged security market by implementing new ICT such as AI, video security technology, IoT, big data, 5G networks and intelligent video analysis. Despite this competitive environment, in 2019, the Company’s security business (including ADT CAPS and SK Infosec) recorded Won 297.2 billion in revenue as a result of diversifying sales channels and actively pursuing marketing efforts aimed at expanding the home security market. In particular, the Company is securing new sources of growth by launching new services based on synergies with other ICT businesses of the Company, such as the T map parking service launched in June 2019, which provides users with online and offline connected parking services through T map.

In addition, the Company’s AI security service business combined with home IoT is preparing to provide new facility security services such as “total care” services for ensuring the safety of vulnerable groups and management services for large-scale factories utilizing drones.

(2) Platform business

OK Cashbag is a point-based loyalty marketing program which has grown to become a global top-tier loyalty marketing program since its inception in 1999. Customers have access to increased benefits through accumulation of loyalty reward points and partner companies use OK Cashbag as a marketing resource. As Korea’s largest loyalty mileage program, OK Cashbag maintains a leading position in the industry. The Company is continuing to develop its service in light of market conditions and customers’ needs to enhance its customers’ perception of point value and is reviewing and pursuing various plans to develop OK Cashbag into a service that goes beyond a mileage program that leverages the key competitiveness of OK Cashbag such as its platform and partnership network.

Syrup is a consumer-oriented commerce service with the goal of minimizing its customers’ time and efforts while maximizing the economic benefits by providing information about coupons and events based on time, place and occasion. To achieve this goal, Syrup combines location-based services, such as geo-fencing, a virtual perimeter technology using a global positioning system (or, GPS) and Bluetooth Low Energy (or, BLE), with big data analysis of consumption patterns. Syrup’s business partners can benefit from cost-effective marketing through Syrup by utilizing statistics and analysis regarding consumers’ frequency of visits, preferred products, and consumption patterns.

T-Map Navigation provides map, local information, real-time traffic information and navigation services. T-Map Navigation is one of the leading location-based service platforms in Korea. By entering the O2O service area with T map Taxi, T map Public Transportation and others, the Company is expanding its mobile platform foundation that connects day to day life. In September 2016, the Company launched T-Map x NUGU, which provides a new form of intelligent car infotainment service in collaboration with the Company’s AI service, NUGU. The Company has continued to secure subscribers by differentiating its product T-map x NUGU as a unique “AI driving assistant.” The Company has also focused on providing effective “infotainment” platforms to commercial vehicle businesses as well as providing localized content, including region-specific information and advertisements. Recently, in collaboration with ADT CAPS, the Company launched its T map parking service, which provides users with online and offline connected parking services. The Company plans to continue developing the T-Map Navigation platform by initiating open application programming interface-based services, providing services to more diverse types of devices and providing local area-based services.

Regarding portal services, the Company’s instant messenger service, “Nate-On,” had a market share of 10.1% in the instant messenger market in Korea with 1.8 million net users during the month of June 2019. “Nate,” the Company’s Internet search portal service, realized a page-view market share of 4.4% as of June 30, 2019. (Source: Korean Click, based on fixed-line access)

2.     Updates on Major Products and Services

(Unit: in millions of Won and percentages)
Business	Major Companies	Item	Major Trademarks	Consolidated Sales Amount (ratio)
Wireless	SK Telecom Co., Ltd., PS&Marketing Co., Ltd., Network O&S Co., Ltd.	Mobile communication service, wireless data service, ICT service	T, 5GX, baro, T Plan and others	5,989,813 (68%)

Fixed-line	SK Broadband Co., Ltd., SK Telink Co., Ltd.	Fixed-line phone, high speed Internet, data and network lease service	B tv, 00700 international call, 7mobile and others	1,559,883 (18%)

Commerce	Eleven Street Co., Ltd.	E-commerce	11st, 11Pay, Gifticon and others	298,235 (3%)

Other	SK Planet Co., Ltd., Onestore Co., Ltd., SK Communications Co., Ltd., SK M&Service Co., Ltd., ADT CAPS Co., Ltd. SK Infosec Co., Ltd.	Information telecommunication, electronic finance, advertising, Internet portal service, personnel and system security, information security and others	OK Cashbag, NATE, T&CAPS, B&CAPS and others	924,004 (11%)

Total				8,771,935 (100%)

3.     Price Trends for Major Products

[Wireless Business]

As of June 30, 2019, based on the Company’s standard monthly subscription plan, the basic service fee was Won 12,100 and the usage fee was Won 1.98 per second.

[Fixed-line Business]

Price fluctuations in the different services provided by SK Broadband are due to discounts provided for long term contracts, changes in equipment costs and competition between companies.

4.     Investment Status

[Wireless Business]

A.	Investment in Progress

(Unit: in 100 millions of Won)
Business	Classification	Investment period	Subject of investment	Investment effect	Expected investment amount	Amount already invested	Future investment
Network/Common	Upgrade/ New installation	Six months ended June 30, 2019	Network, systems and others	Capacity increase and quality improvement; systems improvement	To be determined	9,169	—

Total					To be determined	9,169	—

B.	Future Investment Plan

(Unit: in 100 millions of Won)
Business	Expected investment amount		Expected investment for each year			Investment effect
	Asset type	Amount	2019	2020	2021
Network/Common	Network, systems and others	To be determined	To be determined	To be determined	To be determined	Upgrades to the existing services and expanded provision of network services including 5G

Total		To be determined	To be determined	To be determined	To be determined

[Fixed-line Business]

A.	Investment in Progress

In 2019, the Company plans to make capital expenditures to expand network coverage, upgrade its media platform and exchange terminals in order to enhance customer value, and does not expect such expenditures to have a material adverse effect on the Company’s financial structure through improvements in investment efficiency.

(Unit: in 100 millions of Won)
Business	Classification	Investment period	Subject of investment	Investment effect	Amount already invested	Future investment
High-speed Internet	Upgrade/ New installation	Six months ended June 30, 2019	Backbone and subscriber network/ others	Expand subscriber networks and facilities	785	To be determined
Fixed-line telephone					10
IPTV					589
Corporate Business				Increase leased-line and integrated information system	713
Backbone network				Additional backbone equipment and lines	60
IT infrastructure				Upgrade IT infrastructure and network management system	21
Others				Increase network equipment and NW security	188
Total					2,366

5.     Revenues

(Unit: in millions of Won)
Business	Sales type	Item		For the six months ended June 30, 2019	For the year ended December 31, 2018	For the year ended December 31, 2017
Wireless	Services	Mobile communication	Export	28,441	50,959	20,507
			Domestic	5,631,484	12,327,938	13,241,628
			Subtotal	5,659,925	12,378,897	13,262,135
Fixed-line	Services	Fixed-line, B2B data, high-speed Internet, IPTV	Export	30,182	104,592	84,395
			Domestic	1,752,238	2,828,006	2,639,756
			Subtotal	1,782,420	2,932,598	2,724,151
Commerce	Services	E-commerce	Export	2,459	5,620	5,202
			Domestic	300,296	612,459	1,038,969
			Subtotal	302,755	618,079	1,044,171
Other	Services	Display and search ad., content, security	Export	44,324	56,925	36,031
			Domestic	982,511	887,461	453,525
			Subtotal	1,026,835	944,386	489,556
Total			Export	105,406	218,096	146,135
			Domestic	8,666,529	16,655,864	17,373,878
			Total	8,771,935	16,873,960	17,520,013

*	Revenues for the years ended December 31, 2017 were recorded based on previously applicable accounting standards of K-IFRS 1018 and K-IFRS 1039.

	(Unit: in millions of Won)
For the six months ended June 30, 2019	Wireless	Fixed	Commerce	Other	Sub total	Internal transaction	After consolidation
Total sales	6,717,679	2,052,393	302,755	1,072,845	10,145,672	(1,373,737)	8,771,935
Internal sales	727,866	492,510	4,520	148,841	1,373,737	(1,373,737)	—
External sales	5,989,813	1,559,883	298,235	924,004	8,771,935	—	8,771,935
Depreciation and amortization	1,298,643	367,159	15,609	140,090	1,821,501	—	1,821,501
Operating profit (loss)	591,514	25,428	4,729	23,731	645,402	—	645,402
Finance profit (loss)							(148,370)
Gain from investments in associates and joint ventures							359,421
Other non-operating profit (loss)							(35,426)
Profit before income tax							821,027

6.     Derivative Transactions

A.	Current Swap Contract Applying Cash Flow Risk Hedge Accounting

Currency and interest rate swap contracts under cash flow hedge accounting as of June 30, 2019 are as follows:

Borrowing date	Hedged item	Hedged risk	Contract type	Financial institution	Duration of contract
Jul. 20, 2007	Unsecured foreign bonds	Foreign currency risk	Cross currency swap	Morgan Stanley and four other banks	Jul. 20, 2007 – Jul. 20, 2027

Mar. 7, 2013	Floating rate foreign currency denominated bonds	Foreign currency risk and interest rate risk	Cross currency interest rate swap	DBS Bank	Mar. 7, 2013 – Mar. 7, 2020

Dec. 16, 2013	Fixed rate foreign currency denominated loan	Foreign currency risk	Cross currency swap	Deutsche Bank	Dec. 16, 2013 – Apr. 29, 2022

Apr. 16, 2018	Fixed rate foreign currency denominated bonds	Foreign currency risk	Cross currency swap	The Export-Import Bank of Korea and three other banks	Apr. 16, 2018 – Apr. 16, 2023

Aug. 13, 2018	Unsecured foreign bonds	Foreign currency risk	Cross currency swap	Citibank	Aug. 13, 2018 – Aug. 13, 2023

Jul. 30, 2014	Floating rate Korean Won denominated loan	Interest rate risk	Interest rate swap	Korea Development Bank	Nov. 10, 2016 – Jul. 30, 2019

Dec. 20, 2016	Floating rate Korean Won denominated loan	Interest rate risk	Interest rate swap	Korea Development Bank	Dec. 20, 2016 – Dec. 20, 2021

Dec. 21, 2017	Floating rate Korean Won denominated loan	Interest rate risk	Interest rate swap	Korea Development Bank	Dec. 5, 2017 – Dec. 21, 2022

Dec. 19, 2018	Floating rate Korean Won denominated loan	Interest rate risk	Interest rate swap	Credit Agricole CIB	Mar. 19, 2019 – Dec. 14, 2023

B.	Total Return Swap

The Company has entered into a total return swap relating to Won 270 billion of beneficiary certificates issued by IGIS Privately Placed Real Estate Investment Trust No. 156 and recognized Won 4,352 million and Won 4,640 million of non-current derivative financial assets as of June 30, 2019 and December 31, 2018, respectively, in connection therewith.

C.	Treatment of Derivative Instruments on the Balance Sheet

As of June 30, 2019, fair values of the above derivative instruments were as follows:

	(Unit: in millions of Won)
Classification	Hedged item	Fair value
		Cash flow hedge	Trading purposes	Total
Current assets:
Cross currency interest rate swap	Floating rate foreign currency denominated bonds	21,337	—	21,337
	Floating rate Korean Won denominated loan	2	—	2
Non-current assets:
Cross currency swap and cross currency interest rate swap	Fixed rate foreign currency denominated loan	728	—	728
	Unsecured foreign bonds	53,397	—	53,397
	Fixed rate foreign currency denominated bonds	52,908	—	52,908
Contracts for difference:	Others	4,352	—	4,352
Total derivative financial assets				132,724
Non-current liabilities:
Interest rate swap	Floating rate Korean Won denominated loan	(1,050)	—	(1,050)
Total derivative financial liabilities				(1,050)

7.     Major Contracts

[SK Telecom]

Not applicable.

[SK Broadband]

Due to the nature of the telecommunication service business, SK Broadband has entered into agreements related to the joint usage of telecommunication facilities for interconnection among telecommunication lines conduits and telecommunication service providers. Below are the major contracts of SK Broadband. In addition to the below, SK Broadband has also entered into various real estate rental agreements.

Counterparty	Contract Contents	Contract Period	Note
Telecommunication service providers	Interconnection among telecommunication service providers	—	• Automatically renewed for two years at a time unless specific amendments are requested

KEPCO	Provision of electric facilities	From Nov. 2018 to Nov. 2019	• Use of electricity poles (entered on Nov. 7, 2014) • Unless special reasons arise, the usage period will be automatically renewed annually

Busan Transportation Corporation	Use of telecommunication line conduits	From Aug. 2017 to Jul. 2019	• Use of railway telecommunication conduit (Serviced areas to expand)

Seoul Metro	Use of telecommunication line conduits	From Jan. 2018 to Dec. 2020	• Use of railway telecommunication conduit (Serviced areas to expand)

Seoul Metro	Use of telecommunication line conduits	From May 2016 to May 2019

•   Use of railway telecommunication conduit (Serviced areas to expand)

•   Unless special reasons arise, the usage period will be automatically renewed every three years until 2019

•   Expected to enter into a new contract in 2019 after re-negotiation of usage fees

[SK Communications]

Counterparty	Purpose	Contract Period	Contract Amount
Kakao Corp.	Cost-per-click Internet search advertisement	—	Amount determined based on the number of clicks

*	SK Communications and Kakao Corp. have agreed not to publicly disclose the contract period with respect to the contract with Kakao Corp.

8.    R&D Investments

Set forth below are the Company’s R&D expenditures.

		(Unit: in millions of Won except percentages)
	Category	For the six months ended June 30, 2019	For the year ended December 31, 2018	For the year ended December 31, 2017	Remarks
	Raw material	77,901	760	1,261	—
	Labor	46,682	131,792	139,845	—
	Depreciation	21,902	155,093	144,301	—
	Commissioned service	7,272	78,323	76,042	—
	Others	46,202	47,511	53,112	—
	Total R&D costs	199,959	413,480	414,562	—
Accounting	Sales and administrative expenses	199,462	387,675	395,276	—
	Development expenses (Intangible assets)	497	25,805	19,285	—

	R&D cost / sales amount ratio (Total R&D costs / Current sales amount×100)	2.28%	2.45%	2.37%	—

9.    Other information relating to investment decisions

A.	Trademark Policies

The Company manages its corporate brand and other product brands in a comprehensive way to protect and increase their value. The Company operates an intranet system called “Comm.ON” in order to implement consistent communication with consumers across various areas including branding, design, marketing and public relations, and systematically manages the development, registration and licensing of brands through such system.

B.	Business-related Intellectual Property

[SK Telecom]

As of June 30, 2019, the Company held 4,278 Korean-registered patents and 1,465 foreign-registered patents. The Company holds 728 Korean-registered trademarks and owns intellectual property rights to its proprietary graphic design of the alphabet “T” representing its brand. The designed alphabet “T” is registered in all business categories for trademarks (total of 45). The number of registered patents and trademarks is subject to constant change due to the acquisition of new rights, expiration of terms, abandonments and dispositions.

[SK Broadband]

As of June 30, 2019, SK Broadband held 361 Korean-registered patents and 151 foreign-registered patents (including those held jointly with other companies). It also holds 295 Korean-registered trademarks and owns intellectual property rights to its proprietary graphic design of the alphabet “B” representing its brand. The designed alphabet “B” is registered in all business categories for trademarks (total of 45). The number of registered patents and trademarks is subject to continual change due to the acquisition of new rights, expiration of terms, abandonments and dispositions.

[SK Planet]

As of June 30, 2019, SK Planet held 1,444 registered patents, 97 registered design marks, 1,042 registered trademarks and 4 copyrights (in each case including those held jointly with other companies) in Korea. It also holds various other intellectual property rights in other countries, including 232 U.S.-registered patents, 119 Chinese-registered patents, 81 Japanese-registered patents, 89 E.U.-registered patents (in each case including those held jointly with other companies) and 283 foreign registered trademarks.

[Eleven Street]

As of June 30, 2019, Eleven Street held 83 registered patents, 12 registered design marks, 576 registered trademarks and 5 copyrights (in each case including those held jointly with other companies) in Korea. It also holds various other intellectual property rights in other countries, including 23 U.S.-registered patents (including those held jointly with other companies).

[SK Communications]

As of June 30, 2019, SK Communications held 93 registered patents, 26 registered design rights and 506 registered trademarks in Korea.

C.	Business-related Pollutants and Environmental Protection

[SK Telecom]

The Company does not directly engage in any manufacturing and therefore does not undertake any industrial processes that emit pollutants into the air or industrial processes in which hazardous materials are used.

[SK Broadband]

SK Broadband does not directly engage in any manufacturing processes that emit environmental pollutants, and more than 99% of its greenhouse gas emissions is indirect emissions from its use of external electricity. SK Broadband was selected as a business subject to allocation of emission permits as part of Korea’s greenhouse gas emissions trading scheme that commenced in 2015, and it actively fulfills its obligations and consistently achieves the targets set by the government. In addition, SK Broadband continues to invest in environment-friendly facilities for its data centers and improve the stability and efficiency of its services.

III.	FINANCIAL INFORMATION

1.     Summary Financial Information (Consolidated and Separate)

A.	Summary Financial Information (Consolidated)

Below is the summary consolidated financial information of the Company as of June 30, 2019, December 31, 2018 and December 31, 2017 and for the six months ended June 30, 2019 and 2018 and the years ended December 31, 2018 and 2017. The Company’s unaudited consolidated financial statements as of June 30, 2019 and December 31, 2018 and for the six months ended June 30, 2019 and 2018, which are prepared in accordance with K-IFRS, are attached hereto.

	(Unit: in millions of Won except number of companies)
	As of June 30, 2019	As of December 31, 2018	As of December 31, 2017
Assets
Current Assets	7,585,994	7,958,839	6,201,799
• Cash and Cash Equivalents	1,451,596	1,506,699	1,457,735
• Accounts Receivable – Trade, net	2,179,038	2,008,640	2,126,007
• Accounts Receivable – Other, net	886,100	937,837	1,260,835
• Others	3,069,260	3,505,663	1,357,222
Non-Current Assets	35,004,559	34,410,272	27,226,870
• Long-Term Investment Securities	531,153	664,726	887,007
• Investments in Associates and Joint Ventures	13,156,751	12,811,771	9,538,438
• Property and Equipment, net	11,298,088	10,718,354	10,144,882
• Intangible Assets, net	5,117,368	5,513,510	3,586,965
• Goodwill	2,970,771	2,938,563	1,915,017
• Others	1,930,428	1,763,348	1,154,561

Total Assets	42,590,553	42,369,111	33,428,669

Liabilities
Current Liabilities	6,940,838	6,847,557	7,109,123
Non-Current Liabilities	13,219,914	13,172,304	8,290,351

Total Liabilities	20,160,752	20,019,861	15,399,474

Equity
Equity Attributable to Owners of the Parent Company	22,528,135	22,470,822	17,842,139
Share Capital	44,639	44,639	44,639
Capital Surplus (Deficit) and Other Capital Adjustments	655,002	655,084	196,281
Retained Earnings	22,125,686	22,144,541	17,835,946
Reserves	(297,192)	(373,442)	(234,727)
Non-controlling Interests	(98,334)	(121,572)	187,056
Total Equity	22,429,801	22,349,250	18,029,195

Total Liabilities and Equity	42,590,553	42,369,111	33,428,669

Number of Companies Consolidated	46	44	39

	(Unit: in millions of Won except per share data)
	For the six months ended June 30, 2019	For the six months ended June 30, 2018	For the year ended December 31, 2018	For the year ended December 31, 2017
Operating Revenue	8,771,935	8,335,861	16,873,960	17,520,013
Operating Profit	645,402	672,370	1,201,760	1,536,626
Profit Before Income Tax	821,027	2,070,032	3,975,966	3,403,249
Profit for the Period	632,687	1,607,673	3,131,988	2,657,595
Profit for the Period Attributable to Owners of the Parent Company	642,586	1,611,611	3,127,887	2,599,829
Profit for the Period Attributable to Non-controlling Interests	(9,899)	(3,938)	4,101	57,766
Basic and Diluted Earnings Per Share (Won)	8,838	22,705	44,066	36,582

*	Financial information as of and for the years ended December 31, 2017 was recorded based on previously applicable accounting standards of K-IFRS 1018 and K-IFRS 1039.

B.	Summary Financial Information (Separate)

Below is the summary separate financial information of the Company as of June 30, 2019, December 31, 2018 and December 31, 2017 and for the six months ended June 30, 2019 and 2018 and the years ended December 31, 2018 and 2017. The Company’s unaudited separate financial statements as of June 30, 2019 and December 31, 2018 and for the six months ended June 30, 2019 and 2018, which are prepared in accordance with K-IFRS, are attached hereto.

	(Unit: in millions of Won)
	As of June 30, 2019	As of December 31, 2018	As of December 31, 2017
Assets
Current Assets	4,600,161	4,679,378	3,768,098
• Cash and Cash Equivalents	678,392	877,823	880,583
• Accounts Receivable – Trade, net	1,439,130	1,354,260	1,520,209
• Accounts Receivable – Other, net	490,848	518,451	1,003,509
• Others	1,991,791	1,928,844	363,797
Non-Current Assets	24,459,389	24,168,645	21,789,424
• Long-Term Investment Securities	192,564	410,672	724,603
• Investments in Subsidiaries and Associates	10,445,216	10,188,914	9,152,321
• Property and Equipment, net	7,383,192	6,943,490	6,923,133
• Intangible Assets, net	3,691,931	4,010,864	3,089,545
• Goodwill	1,306,236	1,306,236	1,306,236
• Others	1,440,250	1,308,469	593,586

Total Assets	29,059,550	28,848,023	25,557,522

Liabilities
Current Liabilities	4,419,372	4,178,068	4,767,401
Non-Current Liabilities	7,613,869	7,782,468	5,782,730

Total Liabilities	12,033,241	11,960,536	10,550,131

Equity
Share Capital	44,639	44,639	44,639
Capital Surplus and Other Capital Adjustments	415,481	415,324	371,895
Retained Earnings	16,622,168	16,467,789	14,512,556
Reserves	(55,979)	(40,265)	78,301
Total Equity	17,026,309	16,887,487	15,007,391

Total Liabilities and Equity	29,059,550	28,848,023	25,557,522

	(Unit: in millions of Won except per share data)
	For the six months ended June 30, 2019	For the six months ended June 30, 2018	For the year ended December 31, 2018	For the year ended December 31, 2017
Operating Revenue	5,659,925	5,930,373	11,705,639	12,468,035
Operating Profit	580,960	737,536	1,307,494	1,697,709
Profit Before Income Tax	979,210	773,417	1,221,244	1,603,808
Profit for the Period	806,007	584,213	933,902	1,331,114
Basic and Diluted Earnings Per Share (Won)	11,112	8,155	13,000	18,613

*	Financial information as of and for the years ended December 31, 2017 was recorded based on previously applicable accounting standards of K-IFRS 1018 and K-IFRS 1039.

2.     Other Matters Related to Financial Information

A.	Restatement of the Financial Statements

Not applicable.

B.	Loss Allowance

(1)	Loss Allowance of Trade and Other Receivables

	(Unit: in millions of Won)
	For the six months ended June 30, 2019
	Gross amount	Loss Allowance	Percentage
Accounts receivable – trade	2,441,930	246,711	10%
Loans	156,051	47,860	31%
Accounts receivable – other	1,248,060	55,248	4%
Accrued income	6,630	166	3%
Guarantee deposits	307,995	—	—

Total	4,160,666	349,985	8%

	(Unit: in millions of Won)
	For the year ended December 31, 2018
	Gross amount	Loss Allowance	Percentage
Accounts receivable – trade	2,280,090	260,157	11%
Loans	135,503	47,375	35%
Accounts receivable – other	1,280,236	68,346	5%
Accrued income	6,232	166	3%
Guarantee deposits	315,854	—	—

Total	4,017,915	376,045	9%

	(Unit: in millions of Won)
	For the year ended December 31, 2017
	Gross amount	Loss Allowance	Percentage
Accounts receivable – trade	2,378,203	239,448	10%
Loans	161,015	47,311	29%
Accounts receivable – other	1,623,295	75,412	5%
Accrued income	3,979	—	—
Guarantee deposits	296,517	—	—

Total	4,463,009	362,171	8%

(2)	Movements in Loss Allowance of Trade and Other Receivables

	(Unit: in millions of Won)
	For the six months ended June 30, 2019	For the year ended December 31, 2018	For the year ended December 31, 2017
Beginning balance	376,045	362,171	369,332
Effect of change in accounting policy	—	13,049	—
Increase of loss allowance	17,348	45,051	40,377
Reversal of loss allowance	—	—	—
Write-offs	(57,403)	(65,762)	(70,802)
Other	13,995	21,536	23,264

Ending balance	349,985	376,045	362,171

(3)	Policies for Loss Allowance

The Company establishes loss allowances based on the likelihood of recoverability of trade and other receivables based on their aging at the end of the period and past customer default experience for the past three years. With respect to trade receivables relating to wireless telecommunications services, the Company considers the likelihood of recovery based on past customer default experience and the length of default in connection with the type of default (e.g., whether the customer’s service has been terminated or is continued). For such trade receivables that have been overdue for more than two years after the customer’s service has been terminated, the Company records an allowance of 100% of such receivables. For such trade receivables that have been overdue for less than two years after the customer’s service has been terminated or relates to a customer that is continuing his service, the Company records an allowance of a certain percentage of such receivable. Consistent with customary practice, the Company writes off trade and other receivables for which the prescription period has passed or that are determined to be impossible or economically too costly to collect, including receivables that are less than Won 200,000 and more than six months overdue and receivables that have been determined to be the subject of identity theft.

(4)	Aging of Accounts Receivable

			(Unit: in millions of Won)
	As of June 30, 2019
	Six months or less	From six months to one year	From one year to three years	More than three years	Total
Accounts receivable – general	2,153,943	57,372	149,854	80,761	2,441,930
Percentage	88%	2%	6%	3%	100%

C.    Inventories

(1)	Detailed Categories of Inventories

			(Unit: in millions of Won)
Account Category	For the six months ended June 30, 2019	For the year ended December 31, 2018	For the year ended December 31, 2017
Merchandise	201,132	259,524	243,975
Goods in transit	—	—	—
Other inventories	22,744	28,529	28,428
Total	223,876	288,053	272,403
Percentage of inventories to total assets [ Inventories / Total assets ]	0.53%	0.68%	0.81%
Inventory turnover [ Cost of sales / { ( Beginning balance of inventories + Ending balance of inventories ) / 2} ]	6.39	6.41	7.09

(2)	Reporting of Inventories

The Company holds handsets, ICT equipment for offline sales, etc. in inventory. The Company conducts physical due diligence of its inventories with its auditors at the end of each year.

D.    Fair Value Measurement

See note 2 of the notes to the Company’s unaudited consolidated financial statements as of June 30, 2019 and December 31, 2018 and for the six months ended June 30, 2019 and 2018, for more information.

E.	Key Terms of Debt Securities

[SK Telecom]

The following are key terms and conditions of bonds issued by the Company. The compliance status is as of the date of the latest financial statements including the audit opinion of the independent auditor applicable to the determination of compliance status, except for the compliance status of the restriction on changes of ownership structure, which is as of the end of the reporting period.

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 61-2	Dec. 27, 2011	Dec. 27, 2021	190,000	Dec. 19, 2011	Hana Financial Investment Co., Ltd.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant

Restriction on Liens	Key Term	The total amount of secured debt not to exceed 50% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant

Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed Won 2 trillion
	Compliance Status	Compliant

Restriction on Changes of Ownership Structure	Key Term	—
	Compliance Status	—

Submission of Compliance Certificate	Compliance Status	Submitted on April 2, 2019

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 62-1	Aug. 28, 2012	Aug. 28, 2019	170,000	Aug. 22, 2012	Meritz Securities Co., Ltd.
Unsecured Bond – Series 62-2	Aug. 28, 2012	Aug. 28, 2022	140,000	Aug. 22, 2012	Meritz Securities Co., Ltd.
Unsecured Bond – Series 62-3	Aug. 28, 2012	Aug. 28, 2032	90,000	Aug. 22, 2012	Meritz Securities Co., Ltd.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant

Restriction on Liens	Key Term	The total amount of secured debt not to exceed 100% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant

Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed Won 2 trillion
	Compliance Status	Compliant

Restriction on Changes of Ownership Structure	Key Term	—
	Compliance Status	—

Submission of Compliance Certificate	Compliance Status	Submitted on April 2, 2019

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 63-1	April 23, 2013	April 23, 2023	230,000	April 17, 2013	Korea Securities Finance Corp.
Unsecured Bond – Series 63-2	April 23, 2013	April 23, 2033	130,000	April 17, 2013	Korea Securities Finance Corp.
Unsecured Bond – Series 64-1	May 14, 2014	May 14, 2019	50,000	April 29, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 64-2	May 14, 2014	May 14, 2024	150,000	April 29, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 64-4	May 14, 2014	May 14, 2029	50,000	April 29, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 65-1	Oct. 28, 2014	Oct. 28, 2019	160,000	Oct. 16, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 65-2	Oct. 28, 2014	Oct. 28, 2021	150,000	Oct. 16, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 65-3	Oct. 28, 2014	Oct. 28, 2024	190,000	Oct. 16, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 66-1	Feb. 26, 2015	Feb. 26, 2022	100,000	Feb. 11, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 66-2	Feb. 26, 2015	Feb. 26, 2025	150,000	Feb. 11, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 66-3	Feb. 26, 2015	Feb. 26, 2030	50,000	Feb. 11, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 67-2	July 17, 2015	July 17, 2025	70,000	July 9, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 67-3	July 17, 2015	July 17, 2030	90,000	July 9, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 68-2	Nov. 30, 2015	Nov. 30, 2025	100,000	Nov. 18, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 68-3	Nov. 30, 2015	Nov. 30, 2035	70,000	Nov. 18, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 69-2	March 4, 2016	March 4, 2021	100,000	Feb. 22, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 69-3	March 4, 2016	March 4, 2026	90,000	Feb. 22, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 69-4	March 4, 2016	March 4, 2036	80,000	Feb. 22, 2016	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant

Restriction on Liens	Key Term	The total amount of secured debt not to exceed 100% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant

Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed Won 2 trillion
	Compliance Status	Compliant

Restriction on Changes of Ownership Structure	Key Term	—
	Compliance Status	—

Submission of Compliance Certificate	Compliance Status	Submitted on April 2, 2019

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 70-1	June 3, 2016	June 3, 2019	50,000	May 24, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 70-2	June 3, 2016	June 3, 2021	50,000	May 24, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 70-3	June 3, 2016	June 3, 2026	120,000	May 24, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 70-4	June 3, 2016	June 3, 2031	50,000	May 24, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 71-1	April 25, 2017	April 25, 2020	60,000	April 13, 2017	Korea Securities Finance Corp.
Unsecured Bond – Series 71-2	April 25, 2017	April 25, 2022	120,000	April 13, 2017	Korea Securities Finance Corp.
Unsecured Bond – Series 71-3	April 25, 2017	April 25, 2027	100,000	April 13, 2017	Korea Securities Finance Corp.
Unsecured Bond – Series 71-4	April 25, 2017	April 25, 2032	90,000	April 13, 2017	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant

Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant

Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed Won 5 trillion
	Compliance Status	Compliant

Restriction on Changes of Ownership Structure	Key Term	—
	Compliance Status	—

Submission of Compliance Certificate	Compliance Status	Submitted on April 2, 2019

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 72-1	Nov. 10, 2017	Nov. 10, 2020	100,000	Oct. 31, 2017	Korea Securities Finance Corp.
Unsecured Bond – Series 72-2	Nov. 10, 2017	Nov. 10, 2022	80,000	Oct. 31, 2017	Korea Securities Finance Corp.
Unsecured Bond – Series 72-3	Nov. 10, 2017	Nov. 10, 2027	100,000	Oct. 31, 2017	Korea Securities Finance Corp.
Unsecured Bond – Series 73-1	Feb. 20, 2018	Feb. 20, 2021	110,000	Feb. 6. 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 73-2	Feb. 20, 2018	Feb. 20, 2023	100,000	Feb. 6. 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 73-3	Feb. 20, 2018	Feb. 20, 2028	200,000	Feb. 6. 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 73-4	Feb. 20, 2018	Feb. 20, 2038	90,000	Feb. 6. 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 74-1	Sept. 17, 2018	Sept. 17, 2021	100,000	Sept. 5, 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 74-2	Sept. 17, 2018	Sept. 17, 2023	150,000	Sept. 5, 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 74-3	Sept. 17, 2018	Sept. 17, 2038	50,000	Sept. 5, 2018	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant

Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant

Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant

Restriction on Changes of Ownership Structure	Key Term	Restriction of cross-shareholding Exclusion from corporate group
	Compliance Status	Compliant

Submission of Compliance Certificate	Compliance Status	Submitted on April 2, 2019

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 75-1	March 6, 2019	March 6, 2022	180,000	Feb. 21, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 75-2	March 6, 2019	March 6, 2024	120,000	Feb. 21, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 75-3	March 6, 2019	March 6, 2029	50,000	Feb. 21, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 75-4	March 6, 2019	March 6, 2039	50,000	Feb. 21, 2019	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant

Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant

Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant

Restriction on Changes of Ownership Structure	Key Term	Restriction of cross-shareholding Exclusion from corporate group
	Compliance Status	Compliant

Submission of Compliance Certificate	Compliance Status	To be submitted after the release of the 2019 semi-annual report

[SK Broadband]

The following are key terms and conditions of bonds issued by SK Broadband.

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 39	Sept. 29, 2014	Sept. 29, 2019	130,000	Sept. 17, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 40-2	Jan. 14, 2015	Jan. 14, 2020	160,000	Jan. 2, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 41	July 15, 2015	July 15, 2020	140,000	July 3, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 42	Oct. 6, 2015	Oct. 6, 2020	130,000	Sept. 22, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 43-1	Oct. 5, 2016	Oct. 5, 2019	50,000	Sept. 22, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 43-2	Oct. 5, 2016	Oct. 5, 2021	120,000	Sept. 22, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 44	Feb. 3, 2017	Feb. 3, 2022	150,000	Jan. 20, 2017	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 400%
	Compliance Status	Compliant

Restriction on Liens	Key Term	The total amount of secured debt not to exceed 200% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant

Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed Won 2 trillion
	Compliance Status	Compliant

Restriction on Changes of Ownership Structure	Key Term	—
	Compliance Status	—

Submission of Compliance Certificate	Compliance Status	Submitted on April 26, 2019

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 45-1	Oct. 11, 2017	Oct. 11, 2020	30,000	Sept. 20, 2017	Korea Securities Finance Corp.
Unsecured Bond – Series 45-2	Oct. 11, 2017	Oct. 11, 2022	140,000	Sept. 20, 2017	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 400%
	Compliance Status	Compliant

Restriction on Liens	Key Term	The total amount of secured debt not to exceed 200% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant

Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 70% of total assets
	Compliance Status	Compliant

Restriction on Changes of Ownership Structure	Key Term	—
	Compliance Status	—

Submission of Compliance Certificate	Compliance Status	Submitted on April 26, 2019

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 46-1	Feb. 1, 2018	Feb. 1, 2021	70,000	Jan. 19, 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 46-2	Feb. 1, 2018	Feb. 1, 2023	80,000	Jan. 19, 2018	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 400%
	Compliance Status	Compliant

Restriction on Liens	Key Term	The total amount of secured debt not to exceed 200% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant

Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 70% of total assets
	Compliance Status	Compliant

Restriction on Changes of Ownership Structure	Key Term	Restriction on changes of ownership structure
	Compliance Status	Compliant

Submission of Compliance Certificate	Compliance Status	Submitted on April 26, 2019

Name	Issue Date	Maturity Date	Principal Amount (millions of Won)	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 47-1	March 26, 2019	March 26, 2022	50,000	March 14, 2019	Korea Securities Finance Corp.
Unsecured Bond – Series 47-2	March 26, 2019	March 26, 2024	160,000	March 14, 2019	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 400%
	Compliance Status	Compliant

Restriction on Liens	Key Term	The total amount of secured debt not to exceed 200% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant

Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 70% of total assets
	Compliance Status	Compliant

Restriction on Changes of Ownership Structure	Key Term	Restriction on changes of ownership structure
	Compliance Status	Compliant

Submission of Compliance Certificate	Compliance Status	—

IV.	MANAGEMENT’S DISCUSSION AND ANALYSIS

Omitted in quarterly and semi-annual reports in accordance with Korean disclosure rules.

V.	AUDITOR’S OPINION

1.     Independent Auditors and Audit Opinions

A.	Independent Auditor and Audit Opinion (Consolidated)

Period	Independent auditor	Audit opinion	Issues noted
Six months ended June 30, 2019	KPMG Samjong Accounting Corp.	—	—
Year ended December 31, 2018	KPMG Samjong Accounting Corp.	Unqualified	N/A
Year ended December 31, 2017	KPMG Samjong Accounting Corp.	Unqualified	N/A

B.	Audit Services Contracts with Independent Auditors

(Unit: in millions of Won except number of hours)
Period	Auditors	Contents	Fee	Total number of hours
Six months ended June 30, 2019	KPMG Samjong Accounting Corp.	Quarterly review	1,840	23,040
		Separate financial statements audit
		Consolidated financial statements audit
		English financial statements review and other audit task
		Audit of internal accounting policies

Year ended December 31, 2018	KPMG Samjong Accounting Corp.	Semi-annual review	1,700	22,058
		Quarterly review
		Separate financial statements audit
		Consolidated financial statements audit
		English financial statements review and other audit task

Year ended December 31, 2017	KPMG Samjong Accounting Corp.	Semi-annual review	1,470	21,098
		Quarterly review
		Separate financial statements audit
		Consolidated financial statements audit
		English financial statements review and other audit task

*

As the Company and its independent auditor enter into audit services contracts on an annual basis, the fee and total number of hours for the six months ended June 30, 2019 above refer to the estimated fee and total number of hours for the full fiscal year 2019.

C.	Non-Audit Services Contracts with Independent Auditors

(Unit: in millions of Won)
Period	Contract date	Service provided	Service duration	Fee
Six months ended June 30, 2019	February 8, 2019	Consulting for publication of 2018 integrated annual report	February 8, 2019 – June 30, 2019	120

Year ended December 31, 2018	September 20, 2018	Confirmation of financial information	September 20, 2018 – September 21, 2018	2
	March 5, 2018	Issuance of comfort letters	March 5, 2018 – April 26, 2018	110

Year ended December 31, 2017	March 10, 2017	Issuance of comfort letters	March 10, 2017 – March 30, 3017	30
	April 28, 2017	Consulting services	April 28, 2017 – May 12, 2017	300

2.     Change of Independent Auditors

Not applicable.

VI.	CORPORATE ORGANIZATION INCLUDING BOARD OF DIRECTORS

1.     Board of Directors

A.	Overview of the Composition of the Board of Directors

The Board of Directors is composed of eight members: five independent directors, two inside directors and one non-executive director. Within the Board of Directors, there are five committees: Independent Director Nomination Committee, Audit Committee, Compensation Committee, CapEx Review Committee and Corporate Citizenship Committee.

(As of June 30, 2019)
Total number of persons	Inside directors	Non-executive director	Independent directors
8	Jung Ho Park, Young Sang Ryu	Dae Sik Cho	Jae Hoon Lee, Seok-Dong Kim, Jae Hyeon Ahn, Jung Ho Ahn, Youngmin Yoon

At the 35th General Meeting of Shareholders held on March 26, 2019, Seok-Dong Kim was newly elected as an independent director and a member of the audit committee.

Jae Hoon Lee was elected as the chairman of the Board of Directors by the directors pursuant to Article 35 of the Articles of Incorporation and Article 3(1) of the regulations of the Board of Directors.

B.	Significant Activities of the Board of Directors

Meeting	Date	Agenda	Approval
421st (the 1st meeting of 2019)	January 30, 2019	• Contribution to company employee welfare fund for 2019	Approved as proposed
		• Donation to the Korean Fencing Association	Approved as proposed
		• Establishment of internal accounting management regulations	Approved as proposed
		• Delegation of funding through long-term borrowings in 2019	Approved as proposed
		• Financial statements as of and for the year ended December 31, 2018	Approved as proposed
		• Annual business report as of and for the year ended December 31, 2018	Approved as proposed
		• Participation in capital increase by SK’s investment company in Southeast Asia	Approved as proposed
		• Report of internal accounting management	—
		• Report for the period after the fourth quarter of 2018	—

422nd (the 2nd meeting of 2019)	February 22, 2019	• Grant of stock options	Approved as proposed
		• Plan for the 35th General Meeting of Shareholders	Approved as proposed
		• Approval of SK Telecom’s representative director’s concurrent service as director of SK Broadband	Approved as proposed
		• Transactions with SK Broadband in 2019	Approved as proposed
		• Donation for the creation of social values	Approved as proposed
		• Results on internal accounting management	—

423rd (the 3rd meeting of 2019)	March 26, 2019	• Election of the chairman of the Board of Directors	Approved as proposed
		• Election of committee members	Approved as proposed
		• Transactions with SK Holdings in the second quarter of 2019	Approved as proposed
		• Donation to SK Happiness Foundation for 2019	Approved as proposed
		• Donation to Chey Institute for Advanced Studies for 2019	Approved as proposed
		• Establishment of eSports subsidiary	Approved as proposed

424th (the 4th meeting of 2019)	April 25, 2019	• Payment of operating costs of SUPEX Council in 2019	Approved as proposed
		• Purchase of shares of SK Stoa	Approved as proposed
		• Investment in foreign investment company (Atlas) for investment in Deutsche Telekom Capital Partners fund	Approved as proposed
		• Follow-up report on the establishment of eSports subsidiary	—
		• Report on the merger of SK Broadband and Tbroad	—
		• Report for the period after the first quarter of 2019	—

425th (the 5th meeting of 2019)	June 27, 2019	• Transactions with SK Holdings in the third quarter of 2019	Approved as proposed
		• Adjustment for joint R&D expenses among affiliates	Approved as proposed
		• Revision of audit committee regulations	Approved as proposed

*	The line items that do not show approval are for reporting purposes only.

C.	Committees within Board of Directors

(1)	Committee structure (as of June 30, 2019)

(a)	Independent Director Nomination Committee

Total number of persons	Members		Task
	Inside Directors	Independent Directors
3	Jung Ho Park	Seok-Dong Kim, Jung Ho Ahn	Nomination of independent directors

*	Under the Korean Commercial Code, a majority of the members of the Independent Director Nomination Committee must be independent directors.

(b)	Compensation Review Committee

Total number of persons	Members		Task
	Inside Directors	Independent Directors
3	—	Jae Hoon Lee, Seok-Dong Kim, Jung Ho Ahn	Review CEO remuneration system and amount

*	The Compensation Review Committee is a committee established by the resolution of the Board of Directors.

(c)	Capex Review Committee

Total number of persons	Members		Task
	Inside Directors	Independent Directors
6	Young Sang Ryu	Jae Hoon Lee, Seok-Dong Kim, Jae Hyeon Ahn, Jung Ho Ahn, Youngmin Yoon	Review major investment plans and changes thereto

*	The Capex Review Committee is a committee established by the resolution of the Board of Directors.

(d)	Corporate Citizenship Committee

Total number of persons	Members		Task
	Inside Directors	Independent Directors
3	—	Jae Hyeon Ahn, Jung Ho Ahn, Youngmin Yoon	Review guidelines on corporate social responsibility (“CSR”) programs, etc.

*	The Corporate Citizenship Committee is a committee established by the resolution of the Board of Directors.

(e)	Audit Committee

Total number of persons	Members		Task
	Inside Directors	Independent Directors
4	—	Jae Hoon Lee, Seok-Dong Kim, Jae Hyeon Ahn, Youngmin Yoon	Review financial statements and supervise independent audit process, etc.

*	The Audit Committee is a committee established under the provisions of the Articles of Incorporation and the Korean Commercial Code.

2.     Audit System

The Company’s Audit Committee consists of four independent directors, Jae Hoon Lee, Seok-Dong Kim, Jae Hyeon Ahn and Youngmin Yoon.

Major activities of the Audit Committee as of June 30, 2019 are set forth below.

Meeting	Date	Agenda	Approval
The 1st meeting of 2019	January 29, 2019	• Evaluation of internal accounting management system operation	—
		• Review of business and audit results for 2018 and business and audit plans for 2019	—
		• Evaluation of internal monitoring controls based on the opinion of the members of the Audit Committee	Approved as proposed
		• Establishment of internal accounting management regulations	Approved as proposed
		• Service transactions with SK Hynix relating to SK Academy	Approved as proposed

The 2nd meeting of 2019	February 7, 2019	• Approval of contract for consulting services related to publication of SK Telecom’s integrated annual report for fiscal year 2018	Approved as proposed

Meeting	Date	Agenda	Approval
The 3rd meeting of 2019	February 21, 2019	• Report on the IFRS audit of fiscal year 2018	—
		• Report on review of 2018 internal accounting management system	—
		• Evaluation of internal accounting management system operation	Approved as proposed
		• Agenda and document review for the 35th General Meeting of Shareholders	Approved as proposed
		• Auditor’s report for fiscal year 2018	Approved as proposed
		• Report on contract for customer appreciation gifts to fixed-line telephone customers for 2019	Approved as proposed

The 4th meeting of 2019	March 25, 2019	• Contract for maintenance services of optical cables in 2019	Approved as proposed
		• Contract for maintenance services of transmission equipment in 2019	Approved as proposed

The 5th meeting of 2019	April 24, 2019	• Election of the chairman of the Audit Committee	Approved as proposed
		• Approval of external auditor services for fiscal year 2019	Approved as proposed
		• Audit plan for fiscal year 2019	—

The 6th meeting of 2019	June 24, 2019	• Transaction with UbiNS Co., Ltd. for construction of transmission equipment facility in 2019	Approved as proposed

*	The line items that do not show approval are for reporting purposes only.

3.     Shareholders’ Exercise of Voting Rights

A.	Voting System and Exercise of Minority Shareholders’ Rights

Pursuant to the Articles of Incorporation as shown below, the cumulative voting system was first introduced in the general meeting of shareholders held in 2003.

Articles of Incorporation	Description
Article 32(3) (Election of Directors)	Cumulative voting under Article 382-2 of the Korean Commercial Code will not be applied for the election of directors.

Article 4 of the 12th Supplement to the Articles of Incorporation (Interim Regulation)	Article 32(3) of the Articles of Incorporation shall remain effective until the day immediately preceding the date of the general meeting of shareholders held in 2003.

During the 34th general meeting of shareholders held on March 21, 2018, the Company adopted the electronic voting method. Pursuant to Article 368-4 of the Korean Commercial Code, the Company entrusted the Korea Securities Depository with the role of administering the electronic voting system, allowing shareholders to exercise their voting rights through electronic voting without attending the general meeting of shareholders.

Written voting system is not applicable. Minority shareholder rights were not exercised during the relevant period.

VII.	SHAREHOLDERS

1.     Shareholdings of the Largest Shareholder and Related Persons

A.	Shareholdings of the Largest Shareholder and Related Persons

(As of June 30, 2019)				(Unit: in shares and percentages)
			Number of shares owned and ownership ratio
			Beginning of Period		End of Period
Name	Relationship	Type of share	Number of shares	Ownership ratio	Number of shares	Ownership ratio
SK Holdings Co., Ltd.	Largest Shareholder	Common share	21,624,120	26.78	21,624,120	26.78
Tae Won Chey	Officer of affiliated company	Common share	100	0.00	100	0.00
Dong Hyun Jang	Officer of affiliated company	Common share	251	0.00	251	0.00
Jung Ho Park	Officer of the Company	Common share	1,000	0.00	1,000	0.00
Total		Common share	21,625,471	26.78	21,625,471	26.78

B.	Overview of the Largest Shareholder

As of June 30, 2019, the Company’s largest shareholder was SK Holdings. SK Holdings was established on April 13, 1991 and was made public on the securities market on November 11, 2009 under the identification code “034730.” SK Holdings is located at 26, Jong-ro, Jongno-gu, Seoul, Korea. SK Holdings’ telephone number is +82-2-2121-5114 and its website is www.sk.co.kr.

C.	Changes in Shareholdings of the Largest Shareholder

Changes in shareholdings of the largest shareholder are as follows:

(As of June 30, 2019)				(Unit: in shares and percentages)
Largest Shareholder	Date of the change in the largest shareholder/ Date of change in shareholding	Shares Held	Holding Ratio	Remarks
	January 2, 2014	20,367,290	25.22	Shin Won Chey, SKC’s Chairman, purchased 1,000 shares
	March 24, 2014	20,368,290	25.23	Shin Won Chey, SKC’s Chairman, purchased 1,000 shares
	January 2, 2015	20,364,290	25.22	Shin Won Chey, SKC’s Chairman, disposed of 4,000 shares
	March 20, 2015	20,363,803	25.22	Appointment of CEO Dong Hyun Jang (ownership of 251 shares of the Company), Retirement of Sung Min Ha
	June 9, 2015	20,365,006	25.22	Purchase through the Share Exchange between SK Broadband and SK Telecom (Shin Won Chey, SKC’s Chairman, purchased 1,067 shares, and Myung Hyun Cho, SK Broadband’s independent director, purchased 136 shares)
SK Holdings	August 3, 2015	20,364,930	25.22	Myung Hyun Cho, SK Broadband’s independent director, disposed of 76 shares
	March 24, 2017	20,364,870	25.22	Retirement of Myung Hyun Cho, SK Broadband’s independent director (ownership of 60 shares of the Company)
	March 28, 2017	20,365,370	25.22	Jung Ho Park, CEO of the Company, purchased 500 shares.
	March 30, 2017	20,365,870	25.22	Jung Ho Park, CEO of the Company, purchased 500 additional shares.
	July 7, 2017	20,364,803	25.22	Shin Won Chey, SKC’s Chairman, disposed of 1,067 shares.
	December 27, 2018	21,625,471	26.78	Exchange of shares of SK Infosec with the Company in exchange for 1,260,668 shares of the Company

*	Shares held are the sum of shares held by SK Holdings and its related parties.

2.     Distribution of Shares

A.	Shareholders with ownership of 5% or more and others

(As of June 30, 2019)	(Unit: in shares and percentages)
Name (title)	Common share
	Number of shares	Ownership ratio	Remarks
SK Holdings	21,624,120	26.78%	—
SK Telecom	8,875,883	10.99%	Treasury shares
National Pension Service	8,386,124	10.39%	—
Citibank ADR	8,014,125	9.93%	—
Shareholdings under the Employee Stock Ownership Program	—	—	—

B.	Shareholder Distribution

(As of June 30, 2019)	(Unit: in shares and percentages)
Classification	Number of shareholders	Ratio (%)	Number of shares	Ratio (%)	Remarks
Total minority shareholders*	59,535	99.89%	30,760,459	38.10%	—

*	Defined as shareholders whose shareholding is less than a hundredth of the total issued and outstanding shares.

3.     Share Price and Trading Volume in the Last Six Months

A.	Domestic Securities Market

Types		June 2019	May 2019	April 2019	March 2019	February 2019	January 2019
Common stock	Highest	264,000	263,500	254,500	261,000	263,000	279,500
	Lowest	250,000	247,500	243,000	245,500	255,000	258,000
	Average	258,100	255,935	246,318	252,667	259,900	269,022
Daily transaction volume	Highest	266,833	523,355	654,331	286,873	355,512	451,714
	Lowest	78,692	97,073	53,742	96,589	104,634	71,712
Monthly transaction volume		2,927,366	4,601,098	3,503,878	3,782,473	4,093,386	3,934,927

B.	Foreign Securities Market (New York Stock Exchange)

Types		June 2019	May 2019	April 2019	March 2019	February 2019	January 2019
Depositary receipt	Highest	24.92	24.78	24.82	25.61	25.96	27.52
	Lowest	23.49	23.23	23.63	24.22	25.19	25.39
	Average	24.01	23.94	24.33	24.78	25.51	26.64
Daily transaction volume	Highest	1,216,442	593,788	661,821	580,093	554,794	730,460
	Lowest	179,457	171,914	120,975	151,186	178,337	203,349
Monthly transaction volume		9,646,202	7,140,445	6,698,742	6,476,411	6,842,792	10,451,159

VIII.	EMPLOYEES AND DIRECTORS

1.     Officers and Employees

A.	Employees

(As of June 30, 2019)							(Unit: in persons and millions of Won)
Business segment	Gender	Number of employees					Average service year	Aggregate wage for the first six months of 2019	Average wage per person
		Employees without a fixed term of employment		Employees with a fixed term of employment		Total
		Total	Part-time employees	Total	Part-time employees
—	Male	4,267	—	115	—	4,382	12.6	335,823	78
—	Female	812	—	170	—	982	8.0	45,602	49
Total		5,079	—	285	—	5,364	11.8	381,425	73

B.	Compensation of Unregistered Officers

(As of June 30, 2019)		(Unit: in persons and millions of Won)
Number of Unregistered Officers	Aggregate wage for the first six months of 2019	Average wage per person
105	38,718	369

2.     Compensation of Directors

A.	Amount Approved at the Shareholders’ Meeting

(As of June 30, 2019)		(Unit: in millions of Won)
Classification	Number of Directors	Aggregate Amount Approved
Directors	8	12,000

B.	Amount Paid

B-1. Total Amount

(As of June 30, 2019)		(Unit: in millions of Won)
Number of Directors	Aggregate Amount Paid	Average Amount Paid Per Director	Remarks
8	4,875	609	—

B-2. Amount by Classification

(As of June 30, 2019)	(Unit: in millions of Won)
Classification	Number of Directors	Aggregate Amount Paid	Average Amount Paid Per Director	Remarks
Inside Directors	3	4,664	1,555	—
Independent Directors	1	42	42	—
Audit Committee Members	4	168	42	—
Auditor	—	—	—	—

3.     Individual Compensation of Directors and Officers

A.	Remuneration for Individual Directors

(As of June 30, 2019)	(Unit: in millions of Won)
Name	Position	Total remuneration	Payment not included in total remuneration
Jung Ho Park	President	3,881	Stock options*
Young Sang Ryu	Head of Business Department	783	Stock options*

*	See “VI.4. Stock Options Granted to Directors and Auditors” below for details on the number of stock options, exercise price and exercise period.

Composition of Total Remuneration

Name	Composition
Jung Ho Park*	Total remuneration: Won 3,881 million • Salary: Won 650 million • Bonus: Won 3,228 million • Other earned income: Won 3 million

Young Sang Ryu	Total remuneration: Won 783.5 million • Salary: Won 230 million • Bonus: Won 553 million • Other earned income: Won 0.5 million

*

Due to Mr. Park’s concurrent position as the representative director of SK Broadband, his remuneration for the period after the date of his appointment as SK Broadband’s representative director (March 27, 2019 to June 30, 2019) were allocated between and paid by SK Telecom and SK Broadband according to the policies agreed upon between the two companies.

B.	Remuneration for the Five Highest-Paid Officers (among those Paid over ~~W~~500 Million per Year)

	(Unit: in millions of Won)
Name	Position	Total remuneration	Payment not included in total remuneration
Jung Ho Park	President	3,881	Stock options*
Jin Woo So	Committee Chairman	1,555	—
Sung Won Suh	Adviser	1,062	—
Garth Moon	Officer	1,058	—
Young Sang Ryu	Head of Business Department	783	Stock options*

*	See “VI.4. Stock Options Granted to Directors and Auditors” below for details on the number of stock options, exercise price and exercise period.

Composition of Total Remuneration

Name	Composition
Jung Ho Park	See “VIII.3.A. Remuneration for Individual Directors” above.

Jin Woo So	Total remuneration: Won 1,555 million • Salary: Won 415 million • Bonus: Won 1,137 million • Other earned income: Won 3 million

Sung Won Suh	Total remuneration: Won 1,062 million • Salary: Won 350 million • Bonus: Won 710 million • Other earned income: Won 2 million

Garth Moon	Total remuneration: Won 1,058 million • Salary: Won 331 million • Bonus: Won 727 million

Young Sang Ryu	See “VIII.3.A. Remuneration for Individual Directors” above.

4.     Stock Options Granted and Exercised

A.	Stock Options Granted to Directors and Auditors

(As of June 30, 2019)
Classification	Number of Directors	Fair Value of Stock Options (millions of Won)	Remarks
Inside Directors	3	194	—
Independent Directors	1	—	—
Audit Committee Members	4	—	—
Total	8	194	—

B.	Stock Options Granted and Exercised

(As of June 30, 2019)							(Unit: in Won and shares)
				Changes
Grantee	Relationship with the Company	Date of Grant	Method of Grant	Granted	Exercised	Canceled	Unexercised Number of Shares	Exercise Period	Exercise Price
Jung Ho Park	Inside Director	March 24, 2017	Issuance of treasury stock	22,168	—	—	22,168	March 25, 2019 – March 24, 2022	246,750
Jung Ho Park	Inside Director	March 24, 2017	Issuance of treasury stock	22,168	—	—	22,168	March 25, 2020 – March 24, 2023	266,490
Jung Ho Park	Inside Director	March 24, 2017	Issuance of treasury stock	22,168	—	—	22,168	Mach 25, 2021 – March 24, 2024	287,810
Young Sang Ryu	Inside Director	February 20, 2018	Issuance of treasury stock	1,358	—	—	1,358	February 21, 2020 – February 20, 2023	254,120
Young Sang Ryu	Inside Director	March 26, 2019	Issuance of treasury stock, cash settlement	1,734	—	—	1,734	March 27, 2021 – March 26, 2024	254,310

IX.	RELATED PARTY TRANSACTIONS

1.     Line of Credit Extended to the Largest Shareholder and Related Parties

(As of June 30, 2019)					(Unit: in millions of Won)
Name (Corporate name)	Relationship	Account category	Change details				Accrued interest	Remarks
			Beginning	Increase	Decrease	Ending
SK Wyverns	Affiliate	Long-term and short-term loans	407	—	—	407	—	—

2.     Transfer of Assets to/from the Largest Shareholder and Related Parties and Other Transactions

Purchase and Dispositions of Investments

(As of June 30, 2019)					(Unit: in millions of Won)
Name (Corporate name)	Relationship	Details					Remarks
		Type of investment	Change
			Beginning	Increase	Decrease	Ending
SK Telecom TMT Investment Corp.	Affiliate	Equity	—	33,834	—	33,834	Newly Established
SE ASIA INVESTMENT PTE. LTD.	Affiliate	Equity	111,000	113,470	—	224,470	Capital increase
Atlas Investment	Affiliate	Equity	99,874	18,301	—	118,175	Capital increase

Purchase and Disposition of Securities

None.

Transfer of Assets

None.

3.     Transactions with the Largest Shareholder and Related Parties

None.

4.     Related Party Transactions

See note 28 of the notes to the Company’s unaudited consolidated financial statements attached hereto for more information regarding related party transactions.

5.     Other Related Party Transactions (excluding Transactions with the Largest Shareholder and Related Parties listed above)

A.    Provisional Payment and Loans (including loans on marketable securities)

(As of June 30, 2019)					(Unit: in millions of Won)
Name (Corporate name)	Relationship	Account category	Change details				Accrued interest	Remarks
			Beginning	Increase	Decrease	Ending
Baekmajang and others	Agency	Long-term and short-term loans	61,787	65,775	50,713	76,849	—	—
Daehan Kanggun BCN Inc.	Investee	Long-term loans	22,147	—	—	22,147	—	—

X.	OTHER INFORMATION RELATING TO THE PROTECTION OF INVESTORS

1.     Developments in the Items Mentioned in Prior Reports on Important Business Matters

A.	Summary Minutes of the General Meeting of Shareholders

Date	Agenda	Resolution
33rd Fiscal Year Meeting of Shareholders (March 24, 2017)

1.  Approval of the financial statements for the year ended December 31, 2016

2.  Amendments to Articles of Incorporation

3.  Election of directors

•  Election of an inside director

•  Election of a non-executive director

•  Election of an independent director

•  Election of an independent director

•  Election of an independent director

4.  Election of an independent director as Audit Committee member

•  Election of an independent director as Audit Committee member

•  Election of an independent director as Audit Committee member

5.  Approval of remuneration limit for directors

6.  Award of stock options

Approved (Cash dividend, Won 9,000 per share)

Approved

Approved (Jung Ho Park)

Approved (Dae Sik Cho)

Approved (Jae Hoon Lee)

Approved (Jae Hyeon Ahn)

Approved (Jung Ho Ahn)

Approved (Jae Hoon Lee)

Approved (Jae Hyeon Ahn)

Approved (Won 12 billion)

Approved

34th Fiscal Year Meeting of Shareholders (March 21, 2018)

1.  Approval of the financial statements for the year ended December 31, 2017

2.  Award of stock options

3.  Election of directors

•  Election of an inside director

•  Election of an independent director

4.  Election of an independent director as Audit Committee member

5.  Approval of remuneration limit for directors

Approved (Cash dividend, Won 9,000 per share) Approved Approved (Young Sang Ryu) Approved (Youngmin Yoon) Approved (Youngmin Yoon) Approved (Won 12 billion)

35th Fiscal Year Meeting of Shareholders (March 26, 2019)

1.  Approval of the financial statements for the year ended December 31, 2018

2.  Amendments to Articles of Incorporation

3.  Approval of award of stock options

4.  Award of stock options

5.  Election of an independent director

6.  Election of an independent director as Audit Committee member

7.  Approval of remuneration limit for directors

Approved (Cash dividend, Won 9,000 per share) Approved Approved Approved Approved (Seok-Dong Kim) Approved (Seok-Dong Kim) Approved (Won 12 billion)

2.     Contingent Liabilities

A.	Legal Proceedings

[SK Telecom]

As of June 30, 2019, the Company is involved in various pending legal proceedings and the provisions recognized for these proceedings are not material. The management of the Company has determined that there are currently no present obligations in connection with proceedings for which no provision has been recognized. The management has also determined that the outcome of these proceedings will not have a significant impact on the Company’s financial position and operating performance.

A lawsuit brought by Nonghyup Bank against the Company regarding the validity of a credit card partnership agreement has been resolved by the parties through mediation in the previous reporting period. Pursuant to the results of the mediation, the partnership agreement between the Company and Nonghyup Bank will stay in effect until April 2021, and the Company will be responsible for settlement of fees related to customer transactions until September 2021, which is the last expiration date of the cards issued. The Company has determined that the partnership agreement and related agreements meet the definition of an onerous contract under K-IFRS 1037 and recognized its best estimate of the payment amount necessary to discharge its present obligations as of the end of the reporting period as current and non-current provisions in the amount of Won 37,657 million and Won 39,129 million, respectively.

[SK Broadband]

As of June 30, 2019, there were 15 pending lawsuits against SK Broadband (aggregate amount of claims of Won 8,625 million). The Company does not believe that the outcome of these lawsuits will have a material impact on its consolidated financial statements.

[SK Planet]

As of June 30, 2019, there was one pending lawsuit against SK Planet (aggregate amount of claims of Won 50 million). The management cannot reasonably predict the outcome of these cases, and no amount in connection with these proceedings was recognized on the Company’s financial statements.

[Eleven Street]

As of June 30, 2019, there were nine pending lawsuits against Eleven Street (aggregate amount of claims of Won 465.9 million). The management cannot reasonably predict the outcome of these cases, and no amount in connection with these proceedings was recognized on the Company’s financial statements.

B.	Other Contingent Liabilities

[SK Telecom]

None.

[SK Broadband]

SK Broadband has entered into revolving credit facilities with a limit of Won 89.1 billion with four financial institutions including Shinhan Bank in relation to its loans.

In connection with public offerings of notes, SK Broadband is subject to certain restrictions with respect to its debt ratio, third party payment guarantees and other limitations on liens.

SK Broadband has provided “geun” mortgage amounting to Won 3,968 million to others, including Ilsan Guksa, on a part of the Company’s buildings in connection with the leasing of the buildings.

SK Broadband has entered into a leased line contract and a resale contract for fixed-line telecommunication services with SK Telecom.

Seoul Guarantee Insurance Company has provided a performance guarantee of Won 26,702 million to SK Broadband in connection with the performance of certain contracts and the repair of any defects.

KB Kookmin Bank has provided a payment guarantee of Won 100 million to SK Broadband in connection with its e-commerce business.

On April 5, 2019, the board of directors of SK Broadband resolved to transfer its OTT business to Content Alliance Platform for Won 50 billion in cash, and SK Broadband entered into a business transfer agreement on the same date. The transaction is subject to governmental approvals as a closing condition, and the particulars of the transaction may change due to approval procedures and applicable laws.

On April 24, 2019, SK Broadband resolved to sell its 100% equity interest (3,631,355 shares) in SK Stoa to SK Telecom, SK Broadband’s largest shareholder, for Won 39,999 million. The share purchase agreement was executed on April 25, 2019. The transaction is subject to governmental approvals as a closing condition, and the particulars of the transaction may change due to approval procedures and applicable laws.

[SK Planet]

As of June 30, 2019, SK Planet has entered into revolving credit facilities of up to Won 87 billion with Shinhan Bank and KEB Hana Bank.

As of June 30, 2019, Seoul Guarantee Insurance Company and KEB Hana Bank have provided guarantees of Won 2,241 million in total to SK Planet in connection with the performance of certain contracts and curing of defects.

[Dreamus Company]

As of June 30, 2019, Seoul Guarantee Insurance Company has provided a guarantee of Won 132 million in connection with the performance, prepayment and curing of defects under certain contracts related to product development.

Dreamus Company has entered into agreements with certain domestic and foreign companies for the implementation of designs and technologies in connection with product manufacturing, pursuant to which it is required to pay certain fees for the revenues generated from applicable products and the use of patents. Such fees amounted to Won 2,079 million and Won 3,401 million during the first six months of 2019 and 2018, respectively, which were included in its cost of sales and selling and administrative expenses.

[Life & Security Holdings]

Life & Security Holdings has provided shares of ADT CAPS, CAPSTEC and ADT Security as collateral for long-term borrowings with total face value of Won 1,900 billion.

[SK Infosec]

SK Infosec has issued a blank note to SK Holdings as collateral in connection with a contract performance guarantee.

3.     Status of Sanctions, etc.

[SK Telecom]

Date	Authority	Subject of Action	Sanction	Reason and the Relevant Law	Status of Implementation	Company’s Measures
Mar. 21, 2017	Korea Communications Commission (“KCC”)	SK Telecom	Decision of 14th KCC Meeting of 2017 • Correctional order • Fine of Won 794 million	Payment of subsidies exceeding 115% limit and inducement of payment of discriminatory subsidies by dealers in connection with recruiting foreign customers (Articles 4-5, 3-1(1) and 9-3 of the Mobile Device Distribution Improvement Act (“MDDIA”))	Decision confirmed; fine paid; correctional order implemented	Immediately ceased such activities; provided training at regional local marketing headquarters

Dec. 6, 2017	KCC	SK Telecom	Decision of 43rd KCC Meeting of 2017 • Correctional order	Refusal, delay or omission of termination of high-speed Internet and bundled services upon customers’ request without just cause; request by customer representative to cancel termination or induce contract renewal against customers’ express intent (Article 50-1(5) of the Telecommunications Business Act and Article 42-1(5) of the Enforcement Decree)	Decision confirmed; fine paid; correctional order implemented	Immediately ceased such activities; implemented improvements to work procedures

Jan. 24, 2018	KCC	SK Telecom	Decision of 5th KCC Meeting of 2018 • Correctional order • Fine of Won 21.1 billion	Payment of subsidies exceeding 115% limit by dealers; payment of discriminatory subsidies by dealers; inducement of such payments (Articles 4-5, 3-1(1) and 9-3 of the MDDIA)	Decision confirmed; fine paid; correctional order implemented	Immediately ceased such activities; provided notice of plan for implementation of correctional order to marketing personnel; revised standard agreement and reinforced supervision

Jan. 24, 2018	KCC	SK Telecom	Decision of 5th KCC Meeting of 2018 • Correctional order • Fine of Won 223.4 million	Payment of excessive subsidies contradictory with disclosure for recruitment of corporate customers (Article 4-4 of the MDDIA)	Decision confirmed; fine paid; correctional order implemented	Immediately ceased such activities; provided notice of plan for implementation of correctional order to marketing personnel; provided training and reinforced supervision of corporate business

Jan. 24, 2018	KCC	SK Telecom	Decision of 5th KCC Meeting of 2018 • Correctional order • Fine of Won 27 million	Payment of subsidies exceeding 115% limit by Samsung Electronics; payment of discriminatory subsidies by Samsung Electronics; inducement of such payments (Articles 4-5, 3-1(1) and 9-3 of the MDDIA)	Decision confirmed; fine paid; correctional order implemented	Immediately ceased such activities; provided notice of plan for implementation of correctional order to marketing personnel; provided training and reinforced supervision

Sept. 2, 2018	Korea Fair Trade Commission	SK Telecom, former director	Sept. 12, 2018 decision by Seoul Central District Court • SK Telecom: Fine of Won 50 million • Former director: Sentence of 6 months of imprisonment (2 years of probation)	Abuse of bargaining power in transferring visiting salespeople against the intent of the head of the sales office that contracted with such salespeople (Articles 70, 67-2 and 23-1(4) of the Monopoly Regulation and Fair Trade Act; Article 30 of the Criminal Code)	Decision confirmed; fine paid	Provided training (twice a year); implemented compliance program for employees and executives

Mar. 20, 2019	KCC	SK Telecom	Decision of 14th KCC Meeting of 2019 • Correctional order • Fine of Won 975 million	Payment of subsidies exceeding 115% limit by dealers; payment of discriminatory subsidies by dealers; inducement of such payments in connection with operation of online business channels (Articles 4-5, 3-1(1) and 9-3 of the MDDIA)	Decision confirmed; fine paid; correctional order implemented	Immediately ceased such activities; implemented compliance monitoring of online sales guidelines; revised online request system

June 26, 2019	KCC	SK Telecom	Decision of 31st KCC Meeting of 2019 • Correctional order • Fine of Won 231 million	Refusal or delay of termination of user contract without just cause (Article 50-1(5) of the Telecommunications Business Act; Article 42-1(5) of the Enforcement Decree)	Decision confirmed; payment of fine and implementation of correctional order pending	Addressed issues discovered during investigation, such as outbound contact with customers regarding termination without customer consent

[SK Broadband]

(1)	Violation of the Act on Promotion of Information and Communications Network Utilization and Information Protection, etc.

•	Date: July 13, 2017

•	Sanction: SK Broadband was imposed a fine of Won 12 million for breach of restrictions on transmission of advertising information for profit.

•

Reason and the Relevant Law: Violated Articles 50-1, 50-4 and 76 of the Act on Promotion of Information and Communications Network Utilization and Information Protection, etc. and Article 74 of its Enforcement Decree for electronic transmission of advertisements without prior consent of the recipient.

•	Status of Implementation: Implemented improvements to advertisement transmission related activity and paid the fine in July 2017.

•	Company’s Measures: Implement improvements to advertisement transmission related activity.

(2)	Violation of the Telecommunications Business Act

•	Date: December 6, 2017

•	Sanction: SK Broadband received a correctional order (corrective measures for damaging users’ interests in relation to high speed Internet products and gifts).

•

Reason and the Relevant Law: Violated Article 50-1 Paragraph 5 of the Telecommunications Business Act and Article 42-1 of its Enforcement Decree by providing telecommunications services in a manner different from the terms and conditions of use.

•	Status of Implementation: Made an official announcement about having received the correctional order and paid the fine.

•	Company’s Measures: Implement the correctional order and pay the fine.

(3)	Violation of the Telecommunications Business Act

•	Date: October 12, 2018

•	Sanction: SK Broadband received a correctional order (corrective measures for violation of the Telecommunications Business Act related to representative phone number card payment services).

•

Reason and the Relevant Law: Violated Article 50-1 Paragraph 5(2) of the Telecommunications Business Act and Article 42-1 of its Enforcement Decree by failing to explain or disclose or misrepresenting important matters to users such as rates, contract conditions or rate discounts.

•	Status of Implementation: Made an official announcement about having received the correctional order and paid the fine.

•	Company’s Measures: Implement the correctional order and pay the fine.

(4)	Violation of the Telecommunications Business Act

•	Date: February 25, 2019

•	Sanction: SK Broadband received a correctional order and was imposed a fine of Won 2.8 million (for violation of the Telecommunications Business Act related to a misrepresentation of statistics).

•

Reason and the Relevant Law: Violated Article 88-1, Article 92-1 and Article 104-5(17) of the Telecommunications Business Act by failing to accurately report the number of high-speed Internet subscribers.

•	Status of Implementation: Submitted plans for implementation of correctional order, including improvement of relevant business procedures.

•	Company’s Measures: Implement the correctional order and pay the fine.

(5)	Violation of the Act on Promotion of Information and Communications Network Utilization and Information Protection, etc.

•	Date: March 15, 2019

•	Sanction: SK Broadband was imposed a fine of Won 4.8 million for breach of restrictions on rendering information transmission services.

•

Reason and the Relevant Law: Violated Articles 50-4 and 76 of the Act on Promotion of Information and Communications Network Utilization and Information Protection, etc. and Article 74 of its Enforcement Decree by failing to establish service rejection procedures against spammers.

•	Status of Implementation: Implemented improvements to advertisement transmission related activities and paid the fine (April 2018).

•	Company’s Measures: Implement procedures for denying services to spammers.

(6)	Violation of the Telecommunications Business Act

•	Date: June 26, 2019

•	Sanction: SK Broadband received a correctional order (corrective measures for damaging users’ interests by restricting termination of high-speed Internet and bundled services).

•

Reason and the Relevant Law: Violated Article 50-1(5) of the Telecommunications Business Act and Article 42-1(5) of its Enforcement Decree by delaying, rejecting or restricting termination of user contracts without just cause.

•	Status of Implementation: Made an official announcement about having received the correctional order, improved operating procedures and paid the fine (Won 165 million).

•	Company’s Measures: Implement the correctional order and pay the fine.

[Home & Service]

(1)	Violation of the Employment Insurance Act

•	Date: January 19, 2018

•	Sanction: Home & Service received a fine of Won 504,000.

•	Reason and the Relevant Law: Violated Article 15 of the Employment Insurance Act by delaying the reporting of matters related to changes in employees’ insurance eligibility.

•	Status of Implementation: Paid the fine.

•	Company’s Measures: Implement measures to improve reporting procedures.

(2)	Violation of Industrial Safety and Health Act

•	Date: March 12, 2018

•	Sanction: Home & Service received a fine of Won 5.04 million.

•	Reason and the Relevant Law: Violated Article 10-2 of the Industrial Safety and Health Act by delaying the reporting of details of industrial accidents.

•	Status of Implementation: Paid the fine.

•	Company’s Measures: Improve management of industrial accidents.

(3)	Violation of Industrial Safety and Health Act

•	Date: April 30, 2018

•	Sanction: Home & Service received a correctional order for failing to establish an industrial safety and health committee and providing training related to employee safety and health.

•

Reason and the Relevant Law: Violated Articles 19-1 and 31-1 of the Industrial Safety and Health Act for failing to establish an industrial safety and health committee and provide training related to employee safety and health in the first quarter of 2018.

•	Status of Implementation: Paid the fine, resolved to establish an industrial safety and health committee on May 16, 2018 and conducted additional offline and online training programs.

•	Company’s Measures: Implement the correctional order.

[SK Planet]

(1)	Violation of the Act on Promotion of Information and Communications Network Utilization and Information Protection, etc.

•	Date: April 10, 2017

•

Sanction: SK Planet received and paid a fine of Won 10 million for breaching of protective measures for personal information rule by not conducting additional measures for security apart from requesting ID and password with a merchant management system under IMPAY service, which was disclosed during a survey on personal information protection carried out by the KCC in August 2016.

•

Reason and the Relevant Law: Violated Article 28 of the Act on Promotion of Information and Communications Network Utilization and Information Protection, etc. (Protective Measures for Personal Information).

•

Company’s Measures: Implemented an additional authentication procedure (OTP authentication) to the merchant management system / implemented additional internal training and improved management to prevent its recurrence.

(2)	Violation of the Foreign Exchange Transactions Act

•	Date: April 27, 2018

•	Sanction: SK Planet paid a fine of Won 10 million for failing to pre-register its Payment Gateway business, as required by a change in applicable law.

•	Reason and the Relevant Law: Violated Article 8-1 of the Foreign Exchange Transactions Act.

•	Company’s Measures: Engage in close monitoring to avoid future recurrences of violation.

[SK Telink]

(1)	Violation of the Telecommunications Business Act

•	Date: February 4, 2016

•	Sanction: SK Telink received a correctional order and a fine of Won 49 million.

•

Reason and the Relevant Law: Violated Article 50-1, Paragraph 5 of the Telecommunications Business Act and Article 42-1 of the related Enforcement Decree by transferring account names of cell phone lines without subscribers’ consent, changing phone numbers upon such transfer of account names, subscribing users to cell phone lines that exceed the maximum number of cell phone lines determined in the user agreement, opening accounts using a third party’s name and transferring ownership of and reselling the account, changing account names with fabricated names of foreigners and changing accounts of cell phone lines owned by foreigners whose residency period in Korea has expired.

•	Status of Implementation: Ceased the prohibited practice, disclosed having received the correctional order in the press (May 2016) and paid the fine (May 2016).

•	Company’s Measures: Improve operating procedures to prevent its recurrence.

(2)	Violation of the Telecommunications Business Act

•	Date: October 12, 2018

•	Sanction: SK Telink received a correctional order and a fine of Won 55.4 million.

•

Reason and the Relevant Law: Violated Article 50-1, Paragraph 5 of the Telecommunications Business Act and Article 42-1 of the related Enforcement Decree by failing to explain or notify of the availability of a similar service that is relatively cheaper before entering into “representative number service” (a fixed-line telephone credit card payment service) contracts with VAN operators after October 2012.

•	Status of Implementation: Ceased the prohibited practice, disclosed the receipt of the correctional order in the press (December 2018) and paid the fine (December 2018).

•	Company’s Measures: Improve operating procedures to prevent its recurrence.

[Eleven Street]

(1)	Violation of the Electronic Financial Transactions Act

•	Date: May 4, 2016

•	Sanction: Eleven Street received a fine of Won 25 million.

•	Reason and the Relevant Law: Violated Article 21 (Duty to Ensure Safety) of the Electronic Financial Transactions Act.

•	Status of Implementation: Paid the fine.

•

Company’s Measures: Implemented procedures to prevent recurrence such as setting up various detailed test scenarios, enhancing quality assurance, organizing real-time notification processes upon detection of abnormal transactions and refining a continuous monitoring and reporting system.

(2)	Violation of the Act on Consumer Protection in Electronic Commerce

•	Date: August 19, 2016 (Fined); September 12, 2016 (Warned)

•	Sanction: Eleven Street received a fine of Won 5 million.

•	Reason and the Relevant Law: Violated Article 21 (Prohibited Acts) of the Act on Consumer Protection in Electronic Commerce.

•	Status of Implementation: Admitted to the violation in connection with the warning but submitted a statement of objection on August 26, 2016 regarding the fine.

•

Company’s Measures: Executed a seminar regarding the Act on Consumer Protection in Electronic Commerce to prevent recurrence, reviewed the advertisement/display approval process and implemented a continuous monitoring system.

(3)	Violation of the Framework Act on Logistics Policies

•	Date: November 10, 2016

•

Sanction: Eleven Street received a fine of Won 156 thousand for failing to register a modification of the international logistics brokerage business on time (Within 60 days from the date of modification).

•	Reason and the Relevant Law: Violated Article 43 of the Framework Act on Logistics Policies (Registration of international logistics brokerage business).

•	Company’s Measures: Implemented a continuous monitoring system to prevent its recurrence in registration of a modification.

(4)	Violation of the Act on Promotion of Information and Communications Network Utilization and Information Protection, etc.

•	Date: April 10, 2017

•

Sanction: Eleven Street received and paid a fine of Won 10 million for breaching regulations on personal information protection by not conducting additional measures for security apart from requesting ID and password with a merchant management system under IMPAY service, which was disclosed during an audit on personal information protection carried out by the KCC in August 2016.

•

Reason and the Relevant Law: Violated Article 28 of the Act on Promotion of Information and Communications Network Utilization and Information Protection, etc. (Protective Measures for Personal Information).

•

Company’s Measures: Implemented an additional authentication procedure (OTP authentication) to the merchant management system / implemented additional internal training and improved management to prevent its recurrence.

4.     Use of Direct Financing

A.	Use of Proceeds from Public Offerings

Not applicable.

B.	Use of Proceeds from Private Offerings

[Dreamus Company]

(As of June 30, 2019)				(Unit: in millions of Won)
		Planned Use of Proceeds		Actual Use of Proceeds
Classification	Payment Date	Use	Amount	Use	Amount	Reasons for Difference
Capital increase through third-party allotment	December 23, 2014	Facility and operating funds	25,000	Research and development related to Astell & Kern, marketing, facility investment and expansion of high-quality sound infrastructure	25,000	—
Convertible bonds	December 23, 2014	Facility and operating funds	5,000	Research and development related to Astell & Kern, marketing, facility investment and expansion of high-quality sound infrastructure	5,000	—
Capital increase through third-party allotment	August 29, 2017	Expansion of new businesses	65,000	Acquisition of equity interest in Life Design Company Inc.; acquisition of supply and distribution rights of music records/digital contents; acquisition of equity interest and investment in Groovers	65,000	—
Capital increase through third-party allotment	August 10, 2018	Strengthening of contents business and establishment of infrastructure related to music industry	70,000	—	—	Proceeds remain unused as of June 30, 2019